Mobius Management Systems, Inc.,


MOBIUS


03038783



2003 Annual Report

Mobius Management Systems, Inc., founded in 1981, provides a comprehensive, integrated software solution for total content management (TCM). The company's ViewDirect® TCM suite meets a broad and diverse range of enterprise requirements for managing and delivering content in multiple formats from multiple sources.

ViewDirect TCM provides integrated access to disparate content repositories as well as solutions that support content-intensive applications, including Web site, digital asset and document management; business process management; high-volume imaging; Internet presentment and payment; compliance and records management; enterprise report distribution; and check image archive.



Corporate headquarters, Rye, New York

Mobius solutions have achieved industry-wide recognition for their breadth of functionality, breadth of supported formats, and support for high-volume, high-performance requirements in distributed environments that range from the desktop to the enterprise.

Mobius solutions are used by nearly 1,400 organizations worldwide, including more than sixty percent of the Fortune 100. Implementations range from departmental applications to enterprise-wide use by tens of thousands of employees, customers and business partners around the globe.

Financial Highlights

(in thousands, except per share data)	1999	2000	2001	2002	2003
Revenue					
Software license	$48,811	$31,018	$39,321	$28,026	$38,353
Maintenance	23,901	27,785	33,174	34,776	38,448
Professional service and other	1,124	1,402	1,717	5,111	5,855
Total revenue	$73,836	$60,205	$74,212	$67,913	$82,656
Year-over-year growth	30.6%	(18.5%)	23.3%	(8.5%)	21.7%
Net income (loss)	$4,298	$(11,896)	$(1,990)	$(5,221)	$4,076
Diluted earnings (loss) per share	$.23	$(.66)	$(.11)	$(.30)	$.23



Revenue
(millions of dollars)
0
10
20
30
40
50
60
70
80
90
1999
1.1
23.9
48.8
73.8
2000
1.4
27.8
31.0
60.2
2001
1.7
33.2
39.3
74.2
2002
5.1
34.8
28.0
67.9
2003
5.9
38.4
38.4
82.7



Professional service and others
Maintenance
License



Net income (loss)
(millions of dollars)
-15
-10
-5
0
5
10
1999
4.3
2000
(11.9)
2001
(2.0)
2002
(5.2)
2003
4.1





I am pleased to report that fiscal 2003 was a profitable year for Mobius—a year in which we achieved positive results from our ongoing efforts to improve profitability by focusing on products, people and productivity.

Net income was $4.1 million, or $0.23 per diluted share. Total revenues increased 22% to $82.7 million and software license revenues increased 37% to $38.4 million.

In fiscal 2003, we saw clear demand for our solutions and growing interest in ViewDirect TCM as a "one-stop shop" for content management—a solution that helps our customers reduce their total cost of ownership. During this year, we continued to broaden the reach of our product suite by adding new components that enhance our customers' ability to simplify their environments and leverage enterprise content as a strategic asset.

WorkflowDirect™ is a Java-based business process platform for designing and building workflow applications that support both outward-facing e-business applications, such as loan processing; and internal operations, such as call-center workflow. It is a next-generation, Web-based solution that connects the enterprise with customers, partners and suppliers.



ViewDirect-ABS is an audit and balancing system that monitors data within and across business applications to ensure accuracy and consistency. This year, we introduced ViewDirect-ABS for open systems, an integrated component of ViewDirect TCM that adds balancing and reconciliation to our total content management suite. We believe ViewDirect-ABS gives corporate officers an additional measure of confidence in the financial information they report.

In October 2002, we acquired technology from Florida-based Cytura Corp. that we introduced as **ViewDirect Contenuity®**, a single, easy-to-use platform for Web site management, document management and digital asset management. ViewDirect Contenuity gives our customers' non-technical employees the ability to create, personalize, transform, manage and publish content—without IT involvement. We were particularly pleased that we benefited from the experience and expertise of key members of Cytura's staff.

ViewDirect Total Content Integrator, our most recently announced product, addresses a high-priority requirement for CIO's—the need to simplify their increasingly complex computing environments. ViewDirect Total Content Integrator provides a consolidated view of disparate content distributed across the enterprise in multiple, disconnected repositories, databases and file systems. It creates an environment in which users do not have to know where or how content is stored and do not have to learn and log into multiple systems to access the content they need. Using a standards-based Web services architecture for maximum interoperability, ViewDirect Total Content Integrator provides an out-of-the-box solution to a problem that otherwise requires countless hours of customized coding.

These new solutions leverage our core technology for storing, searching, viewing and delivering content and round out a product suite that we believe is the most comprehensive offering in the content management market.

We take pride in the skills and dedication of Mobius staff across all functions and we work hard to ensure that we attract and retain the best people in the industry. We strive to create an environment in which they can do their best work and gain the satisfaction that comes from seeing the success of our products in the marketplace and the value they deliver to our customers. In fiscal 2003, we rigorously evaluated staffing and performance across the company and made adjustments that help us address current requirements. That fine-tuning has reinforced our confidence that we are staffed at the right levels and with the right skills to meet the challenges ahead.

Having invested in the products needed to meet market demand and the staff needed to deliver those products, we also put in place measures to improve productivity—to speed time to market, maximize revenue and reduce costs. New sales leadership and new software solutions boosted sales productivity to over $198,000 per employee, an improvement of 19% over fiscal 2002. Off-shore development initiatives to augment our staff accelerated development time and reduced non-discretionary costs. And increased focus on performance across the board improved output throughout the organization.

In fiscal 2003, we saw clear demand for our solutions and growing interest in ViewDirect TCM as a "one-stop shop" for content management—a solution that helps our customers reduce their total cost of ownership.

Most important, I am pleased that our emphasis on products, people and productivity has achieved the desired goal—profitability in fiscal 2003. We thank you for your support as we have focused our energies on these programs and look forward to continued success in the years to come.

Mitchell Gross
Chairman of the Board
Chief Executive Officer and President

Content put to use is content that
delivers return on investment.

Serving your customers better.
Driving revenue. Lowering your cost
of doing business. Differentiating your
company from the competition.
Speeding time to market.

We are proud of the role our software
plays in making our customers
more responsive, more productive,
and more profitable.











Leveraging content to outdistance the competition.

Reduce the time it takes to access business- and mission-critical information and deliver it anywhere. No holds barred. Mobius solutions integrate content from any source…any format…any platform…any repository. The faster you access and deliver information, the better you serve your customer. Just one way to beat your competition.


Content ma
that drive

information with ... suppl...
and customers... ort both...
-fa... plications...and that...
r real-time Web...
solutions power and a...
ur business i...






A history of innovation that
leads the industry.

Industry reports prove it. Our completeness of vision and ability to perform are unmatched. Integrated access to content in disparate repositories. Business process management that accelerates decision making and time to market. Data quality and compliance solutions that ensure the accuracy of enterprise information. Mobius solutions—always a few steps ahead...to keep you winning!

Content fuels your business. And managing it has never been more important. *Massive amounts of diverse content extending across the enterprise. Compliance issues. Corporate accountability. Increased customer expectations for information availability.*

At Mobius, we are enthusiastically committed to delivering integrated solutions that leverage your enterprise content, simplify your environment, and reduce your total cost of ownership.



ViewDirect TCM: Simplifying Your Environment through *Total Content Management.*



It is estimated that there are billions of pages of content available on the Web alone, in addition to vast quantities of mission- and business-critical documents, reports, images and transactions that support internal operations. In this complex environment, organizations struggle to gather disparate content and deliver it in the necessary form for the appropriate audience. The challenge is compounded by the variety of documents and formats now used in day-to-day business operations.

These include bills, statements, check images, report output, scanned forms, e-mail, transactions, policies, correspondence, Web elements, audio, video and more. This broad diversity of content is dispersed throughout the global enterprise in multiple content management applications, databases, e-mail applications, and file systems. As a result of mergers and acquisitions, departmental solutions, and home-grown applications, a typical global enterprise today has many separate applications that generate content for storage in multiple, dedicated repositories. When an employee needs all the information about a transaction or when a customer wants access to all the information about her account, this complex infrastructure makes retrieval difficult and time consuming.

Content integration simplifies your environment. Via a single, integrated repository or via access to multiple, disparate repositories—it is the foundation of a *total content management* solution that comprises a host of activities that leverage enterprise content.

Total Content Integration

View disparate content as an integrated whole.

ViewDirect TCM provides integrated access to content from multiple repositories, applications, databases and computing platforms. A standards-based Web services approach gives you maximum interoperability. And a single point of entry to content distributed throughout your organization.

Business Process Management

Get the right work to the right people at the right time.

ViewDirect TCM dissolves the barriers to information exchange with a business process management solution for designing and building Web-based workflow applications that support both e-business and internal operations. ViewDirect TCM connects content, business processes, people and computer systems to accelerate decision making and time to market.

Web Content Management

Unburden IT and empower business users.

Business velocity demands real-time information. ViewDirect TCM lets your non-technical business users create, deploy and manage dynamic, personalized, graphically rich Web sites—corporate intranets, customer-facing portals, integrated supply chain extranets—without IT involvement.

Content integration simplifies your environment. Via a single, integrated repository or via access to multiple, disparate repositories—it is the foundation of a total content management solution that comprises a host of activities that leverage enterprise content.

Document Management/ Web Publishing

Use the power of the Web to quickly create, manage, transform and distribute enterprise content.

Manage and organize electronic documents. ViewDirect TCM gives business users the ability to create, review, stage, approve and distribute content easily and quickly.





Digital Asset Management

Intelligently manage and organize rich media.

ViewDirect TCM enables non-technical business users to categorize and manage graphics, photos, audio and video files, and more.

Check Image Archive

Deliver superior customer service and fee-based services.

ViewDirect TCM includes a complete repository-based system for managing check images and delivering them to employees and customers for improved productivity, superior customer service and revenue-generating services.

Imaging

High-volume imaging for high-demand environments.

Turn paper-based documents into electronic images. ViewDirect TCM's imaging solutions feature the market-leading content repository, support for all image formats, and integration with production-level workflow applications.

Enterprise Report Management

Re-purpose information from enterprise applications for sound decision making.

Distribute reports from enterprise resource planning, customer relationship management and other enterprise applications to users around the globe, each with different requirements and access authorization. ViewDirect TCM has received industry-wide recognition as the leading solution for enterprise report management.

Records Management

Manage content in full compliance with governing policies, rules and regulations.

Tighter corporate governance and new industry regulations have imposed stringent standards and requirements for record retention. ViewDirect TCM delivers a full lifecycle records management solution that is tightly integrated with the Microsoft suite of office and e-mail products, and is certified as compliant with the U.S. Department of Defense 5015.2 standard.

Data Quality

Ensure the accuracy and integrity of enterprise content.

One mis-keyed data item, one missed report run or one missed synchronization can make your most critical data worthless. While many applications balance data *within* the application, ViewDirect TCM audits and balances data *across* applications and platforms to ensure the accuracy of your most important information.

E-presentment and Payment

Reduce the costs of billing and create a self-service environment.

Join the 21st century. ViewDirect TCM provides an end-to-end solution for electronic presentment of bills, statements and other customer documents. Electronic payment services, either via centralized or decentralized processing, are also available.



Defining the future. Then delivering on that vision. It's what Mobius has been doing for more than twenty years. Our achievement is based on our commitment to our core strengths: innovative technology, the highest quality standards, and superior customer service.





"We have done our homework and invested in a product that will not only meet our needs today but will also support our growth and new e-business initiatives well into the future. We regard our relationship with Mobius as a long-term alliance."

—Al Pytel,
senior vice president, KeyCorp

A Commitment to Excel

It has been more than two decades since CEO Mitchell Gross co-founded Mobius and pioneered the development of software that helps companies manage, retrieve and analyze ever-increasing volumes and types of information. Today, Mobius is a market leader with the vision, skills and resources that make us a formidable competitor.

We built our reputation by making certain that every customer is satisfied—that our products are reliable, that they deliver business benefits, that Mobius staff are knowledgeable and responsive. Our customers—many of whom have been with us for many years—know they can make a single, leverageable investment with a trusted, experienced partner who can be counted on to continue to provide market-leading solutions as technology evolves and requirements change.

Today our total content management solution offers customers several unique advantages:

- ***Breadth of functionality.***
  ViewDirect TCM comprises enabling software that offers our customers a "one-stop shop" for all their content-intensive requirements.

- ***Breadth of content.***
  ViewDirect TCM supports content in any format, from any source, transforms it for multi-channel delivery, and distributes it throughout the enterprise and beyond.

- ***Scalability.***
  ViewDirect TCM scales from the desktop to the enterprise. Our customers' implementations range from departmental applications to multi-server systems with tens of thousands of users and billions of documents.

Today, Mobius is a market leader with the vision, skills and resources that make us a formidable competitor.

Mobius continues to lead and define the content management market. And brings a track record of experience, leadership and a guarantee of success to every customer relationship.

Business is about profit – why take a chance?

A finance department with complete confidence in the integrity and consistency of reported information. A customer service department that resolves inquiries at record speed. A marketing organization that delivers consistent branding worldwide. An operations group that forecasts and predicts shifts in demand with greater accuracy. An IT department that leverages information assets and delivers a "virtual repository" of enterprise content to employees, partners and customers. Just a few of the many ways that companies achieve significant payback thanks to Mobius solutions. Used by more than one million customers and employees of nearly 1,400 companies worldwide.



Board of Directors & Executive Officers

Board of Directors

Mitchell Gross
Chairman of the Board
Chief Executive Officer and President
Mobius Management Systems, Inc.

Joseph J. Albracht
Co-founder
Mobius Management Systems, Inc.

Gary G. Greenfield
Former Chief Executive Officer
Peregrine Systems, Inc.

Patrick W. Gross
Chairman
The Lovell Group

Kenneth P. Kopelman
Partner
Kramer Levin Naftalis &
Frankel LLP

Robert H. Levitan
Co-founder
Dotomi USA
Executive Coach and Marketing Consultant
AT&T Wireless Services, Inc.

Arthur J. Marks
General Partner
Valhalla Partners
Chairman
Mid-Atlantic Venture Association

Executive Officers

Mitchell Gross
Chairman of the Board
Chief Executive Officer and President

Peter E. Takiff
Senior Vice President, Finance,
and Chief Financial Officer

Joseph G. Tinnerello
Senior Vice President,
Sales and Marketing

Michael J. Festa
Vice President, Sales
(United States and Latin America)

David J. Gordon
Vice President, Finance and Treasurer

Karry D. Kleeman
Vice President, Sales
(Europe, Middle East and Africa)

Robert H. Lawrence
Vice President, Product Engineering

Table of Contents

Selected Financial Data *A Five-Year Summary*

	Years Ended June 30,				
	1999	2000	2001	2002	2003
Consolidated Statement of Operations Data					
(in thousands, except per share data)					
Revenues:					
Software license	$48,811	$31,018	$39,321	$28,026	$38,353
Maintenance	23,901	27,785	33,174	34,776	38,448
Professional service and other	1,124	1,402	1,717	5,111	5,855
Total revenues	73,836	60,205	74,212	67,913	82,656
Cost of revenues:					
Software license	1,223	946	1,219	1,128	1,146
Maintenance	4,776	5,399	5,331	5,919	6,631
Professional service and other	235	671	817	5,035	5,934
Total cost of revenues	6,234	7,016	7,367	12,082	13,711
Gross profit	67,602	53,189	66,845	55,831	68,945
Operating expenses *(1)*:					
Sales and marketing	41,877	44,289	44,886	38,151	34,776
Research and development	10,674	14,823	16,267	15,741	18,025
General and administrative	9,409	12,086	10,460	10,380	10,838
Acquired in-process research and development	—	—	—	—	910
Facilities restructuring	—	—	—	1,394	194
Total operating expenses	61,960	71,198	71,613	65,666	64,743
Income (loss) from operations	5,642	(18,009)	(4,768)	(9,835)	4,202
Interest income	2,920	2,930	2,689	1,674	1,532
Interest expense	(16)	(58)	(9)	(15)	(18)
Foreign currency transactions	(191)	44	102	(5)	107
Other income	—	—	109	148	113
Investment impairments	—	(2,220)	(718)	—	—
Income (loss) before income taxes	8,355	(17,313)	(2,595)	(8,033)	5,936
Provision for (benefit from) income taxes	4,057	(5,417)	(605)	(2,812)	1,860
Net income (loss)	$4,298	$(11,896)	$(1,990)	$(5,221)	$4,076
Basic earnings (loss) per share *(2)*	$0.24	$(0.66)	$(0.11)	$(0.30)	$0.23
Basic weighted average shares outstanding *(2)*	17,813	17,988	18,225	17,459	17,363
Diluted earnings (loss) per share *(2)*	$0.23	$(0.66)	$(0.11)	$(0.30)	$0.23
Diluted weighted average shares outstanding *(2)*	18,964	17,988	18,225	17,459	18,089
Consolidated Balance Sheet Data					
(in thousands):					
Total assets	$89,201	$78,393	$75,515	$71,392	$81,818
Total long-term obligations	7,612	3,698	1,398	1,406	5,560
Stockholders' equity	51,528	40,591	38,470	31,120	36,357

(1) Included within sales and marketing, research and development and general and administrative expense is stock compensation expense associated with the granting of stock options to employees immediately prior to the Company's IPO for the years ended June 30, 1999, 2000, 2001, 2002 and 2003 aggregating $1,046, $537, $277, $125 and $43, respectively.

(2) For a description of the basic and diluted earnings per share ("EPS") calculations and the basic and diluted weighted average shares outstanding, see Notes 2 and 3 of Notes to Consolidated Financial Statements.

In this section, readers are given a more detailed assessment of the Company's operating results and changes in financial position over the periods discussed. This section should be read in conjunction with the Company's Consolidated Financial Statements and related Notes. Please note that references in this section to "this year" and "last year" refer to the Company's fiscal years ended June 30, 2003 and June 30, 2002, respectively.

Overview

Mobius is a leading provider of integrated solutions for total content management (TCM). For over two decades, Mobius has delivered innovative software that captures, stores, manages and delivers mission- and business-critical documents, reports, images and transactions in multiple formats from multiple sources. Mobius solutions have achieved industry-wide recognition for their breadth of functionality, breadth of supported information formats and the ability to meet high-volume, high-performance requirements in distributed environments that range from the desktop to the mainframe.

The Company's ViewDirect® TCM is a comprehensive suite of solutions that meet a broad and diverse range of enterprise requirements for managing and delivering content. ViewDirect TCM supports both "human-created" content — generated by desktop applications — and the "application-created" content — generated by production systems — that is needed to fuel next-generation, Web-based applications. ViewDirect TCM includes facilities for integrated access to disparate content as well as products that support content-intensive applications, including Web site, digital asset and document management; business process management; imaging; Internet presentment and payment; records management; enterprise report distribution; check image archive; and an audit and balancing facility that monitors the accuracy and consistency of enterprise data.

The Company's total revenues decreased from $74.2 million in fiscal 2001 to $67.9 million in fiscal 2002 and increased to $82.7 million in fiscal 2003. Mobius derives its revenues from product licenses, related annual maintenance and professional services and other. This year, 46.4% of total revenues were generated from software licenses, 46.5% were generated from maintenance and 7.1% were generated from professional services and other. Mobius believes that the decrease in license revenue in fiscal 2002 was impacted by the global economic recession and the disappointing response of the Company's customers to sales and marketing initiatives. In an effort to improve its sales and marketing initiatives, the Company refocused its sales and marketing team under new leadership and implemented new productivity strategies. As a result, Mobius believes that license revenues increased in fiscal 2003 due to increased licensing of Mobius products by existing and new customers of the Company. In fiscal 2003, Mobius began to market licenses of ViewDirect TCM products under the term "Solution Packs." Solution Packs are bundles of server products and client products designed to address specific customer applications and requirements with, generally, license terms of five years. The Company has entered into a significant number of license contracts having extended payment terms. If the level of software license revenues financed by installment receivable continues at the current rate, the Company's cash position is likely to be adversely affected.

License revenues of ViewDirect and DocumentDirect® products have historically accounted for a majority of the Company's license revenues and for a significant portion of total revenues. This year, license revenues for these products accounted for approximately 87.7% of license revenues. Last year, license revenues for these products accounted for approximately 90.1% of license revenues. The Company anticipates that, for the foreseeable future, license revenue from these products will continue to account for a significant portion of license and total revenues.

Maintenance revenues increased from $33.2 million in fiscal 2001 to $34.8 million last year to $38.4 million this year due primarily to the growth in the amount of licensed software covered by maintenance agreements and increases in the maintenance fees charged by the Company. Maintenance revenue consists primarily of fees for customer support services and enhancements provided by the Company for its products. In fiscal 2003, Mobius began to market licenses of ViewDirect TCM products under the term Solution Packs. Historically, Mobius has charged primarily 15% of contract value for server product annual maintenance and primarily 5% of contract value for client product annual maintenance, with a significant portion of the maintenance contracts covering server products. Annual maintenance for Solution Packs is based on 10% of the contract value. If a significant portion of the Company's revenues is derived from Solution Packs and its customer base remains the same, maintenance revenues could potentially decrease.

During the past two fiscal years, Mobius dedicated more resources to the development of the Company's professional service business and entered into more professional service arrangements. As a result, professional service and other revenue has increased from $1.7 million in fiscal 2001 to $5.1 million last year to $5.9 million this year. Other revenues in all years were not significant.

International revenues increased this year to $12.0 million from $10.4 million last year. International revenues were $12.8 million in fiscal 2001. During fiscal 2002, Mobius believes that the economic recession and the disappointing response of its customers to sales and marketing initiatives contributed to Mobius selling fewer licenses of its products to new and existing international customers. During fiscal 2003, international revenues increased due primarily to the effect of the change in the exchange rates from the previous year. As a group, the Company's international subsidiaries have been unprofitable to date, and Mobius expects achieving profitability will continue to require significant management attention, increased revenues and financial resources. The majority of Mobius's current international revenues are derived from the operations of its wholly-owned subsidiaries and through agents. The Company's subsidiaries conduct business in the currency of the country in which they operate, exposing Mobius to currency fluctuations and currency transaction losses or gains, which are outside of Mobius's control.

Prior to fiscal 2001, losses at Mobius's international subsidiaries had not been consolidated for United States income tax purposes. Consequently, prior to fiscal 2001, the Company has experienced a reduced effective tax benefit versus the U.S. Federal statutory rate, as no tax benefit had been provided for the majority of international losses. During fiscal 2001, the Company made certain U.S. Federal income tax elections which allowed certain of these international tax losses to be included within its U.S. Federal consolidated income tax return. These elections, in part, have caused the Company's effective tax rate to approach the U.S. Federal statutory rate in fiscal 2002. In fiscal 2003, exclusive of certain tax benefits, the Company experienced an increased effective tax rate due to certain subsidiary losses that could not be consolidated for U.S. tax purposes and foreign tax liabilities of certain international subsidiaries for which no U.S. foreign tax credit was available. In the future, to the extent the Company is successful at bringing its international subsidiaries to profitability, the Company's effective tax rate could again exceed the U.S. Federal statutory rate depending on the availability of operating loss carryforwards in the profitable international jurisdictions and the operation of foreign tax credit limitations.

Critical Accounting Policies and Estimates

Mobius's discussion and analysis of its financial condition and results of operations are based upon Mobius's consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances. These estimates are evaluated on an ongoing basis. Actual results could differ from those estimates.

Management believes that its significant judgments and estimates used in the preparation of Mobius's consolidated financial statements are influenced by the following critical accounting policies, among others.

Revenue Recognition

The Company recognizes license and maintenance revenue in accordance with the provisions of Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions." The Company generates license revenues from licensing the rights to use its software products to its customers. The Company also generates maintenance and professional service revenues from renewable support and software enhancements (maintenance) and from consulting activities performed for license customers. Revenue from software license contracts includes fees related to licenses with terms generally of 5 or 15 years.

Revenues from software license agreements are recognized upon delivery of the software if evidence of an arrangement exists, pricing is fixed and determinable, and collectibility is probable. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. The Company allocates revenue on software arrangements involving multiple elements to each element based on vendor-specific objective evidence of the fair value allocable to each element. Generally, Mobius's contracts include a software license and an obligation to provide maintenance. Assuming all other revenue recognition criteria are met, revenue is recognized upon delivery using the residual method in accordance with SOP 98-9, where the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

Accordingly, when the Company enters into a contract that includes both a software license and an obligation to provide maintenance, the maintenance revenue is unbundled from the initial license fee and recognized ratably over the maintenance period, starting from the inception of the software license agreement. The Company determines the portion of the contract price attributable to maintenance (which may not necessarily track the allocation between license and maintenance fees set out in the contract) using a percentage derived from Mobius's pricing structure. The unbundled portion of such maintenance revenue is classified as deferred revenue, with amounts extending beyond one year reported as non-current deferred revenue. If evidence of the fair value for undelivered elements does not exist, all revenue from the arrangement is deferred until such evidence exists or until all elements are delivered.

The Company offers installment contracts to its customers, which provide for payments in installments, generally over periods ranging from 3 to 5 years. Under such contracts, software license revenue reflects the present value of future payments under non-cancelable license arrangements. The Company has an established business practice of offering installment contracts to customers and has a history of successfully enforcing original payment terms on these contracts without making concessions. In addition, the payment obligations are unrelated to product implementation or any other post-transaction activity; therefore, revenues from installment contracts are generally recognized in the same manner as those requiring current payment. In the case of installment contracts, software license revenue includes the present value of future payments. A portion of the discount is recognized as interest income over the term of the arrangement.

Maintenance revenue is generally recognized ratably over the term of the support, typically 12 months. The unearned portion of maintenance revenue is classified as deferred revenue.

Professional service revenue is recognized using the percentage of completion method of accounting. In accordance with this method, revenue from professional service contracts is recognized based on the percentage of costs incurred to date to the total estimated costs of the project. The financial reporting for these contracts depends on estimates, which are regularly assessed and subject to revision as the contract progresses to completion. When the current estimate of total contract costs indicates that a contract will result in a loss, a provision for the full loss is recognized.

Software Development Costs

Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires the capitalization of certain software development costs once technological feasibility is established. The capitalized costs are then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater.

The Company determines technological feasibility based on the working model method. The period between establishment of a working model and the availability of Mobius's software has historically been short and, accordingly, software development costs qualifying for capitalization have been insignificant. As a result, the Company has expensed all software development costs.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the use of the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets are recognized for deductible temporary differences, net operating loss carryforwards, and tax credit carryforwards if it is more likely than not that the tax benefits will be realized. A valuation allowance is established if it is more likely than not that a deferred tax asset will not be realized.

Results of Operations

The following table sets forth certain items from the Company's Consolidated Statement of Operations as a percentage of total revenues for the fiscal years indicated:

	Years Ended June 30,		
	2001	2002	2003
Revenues:			
Software license	53.0%	41.3%	46.4%
Maintenance	44.7	51.2	46.5
Professional service and other	2.3	7.5	7.1
Total revenues	100.0	100.0	100.0
Cost of revenues:			
Software license	1.6	1.7	1.4
Maintenance	7.2	8.7	8.0
Professional service and other	1.1	7.4	7.2
Total cost of revenues	9.9	17.8	16.6
Gross profit	90.1	82.2	83.4
Operating expenses:			
Sales and marketing	60.5	56.2	42.1
Research and development	21.9	23.2	21.8
General and administrative	14.1	15.3	13.1
Acquired in-process research and development	—	—	1.1
Facilities restructuring	—	2.0	0.2
Total operating expenses	96.5	96.7	78.3
Income (loss) from operations	(6.4)	(14.5)	5.1
Interest income	3.6	2.5	1.8
Interest expense	—	—	—
Foreign currency transactions	0.1	—	0.1
Other income	0.2	0.2	0.1
Investment impairments	(1.0)	—	—
Income (loss) before income taxes	(3.5)	(11.8)	7.1
Provision for (benefit from) income taxes	(0.8)	(4.1)	2.2
Net income (loss)	(2.7)%	(7.7)%	4.9%

Year Ended June 30, 2001 Compared to Year Ended June 30, 2002 Compared to Year Ended June 30, 2003

Revenues

Total revenues decreased 8.5% from $74.2 million in fiscal 2001 to $67.9 million in fiscal 2002 and increased 21.7% to $82.7 million in fiscal 2003. Domestic revenues decreased 6.4% from $61.4 million in fiscal 2001 to $57.5 million in fiscal 2002 and increased 23.0% to $70.7 million in fiscal 2003. International revenues decreased 18.4% from $12.8 million in fiscal 2001 to $10.4 million in fiscal 2002 and increased 14.6% to $12.0 million in fiscal 2003.

Software license revenues decreased 28.7% from $39.3 million in fiscal 2001 to $28.0 million in fiscal 2002 and increased 36.8% to $38.4 million in fiscal 2003. For fiscal 2002, Mobius believes that the decrease in license revenues was impacted by the global economic recession and the disappointing response of its customers to sales and marketing initiatives. In an effort to improve its sales and marketing initiatives, the Company refocused its sales and marketing team under new leadership and implemented new productivity strategies. As a result, Mobius believes that license revenues increased in fiscal 2003 due to increased licensing of Mobius products by existing and new customers of the Company. In fiscal 2003, Mobius began to market licenses of ViewDirect TCM products under the term "Solution Packs." Solution Packs are bundles of server products and client products designed to address specific customer applications and requirements with, generally, license terms of five years.

Maintenance revenues increased 4.8% from $33.2 million in fiscal 2001 to $34.8 million in fiscal 2002 and increased 10.6% to $38.4 million in fiscal 2003. The increases in maintenance and other revenues during these years were primarily attributable to the growth in the amount of licensed software covered by maintenance agreements and increases in the maintenance fees charged by the Company. In fiscal 2003, Mobius began to market licenses of ViewDirect TCM products under the term Solution Packs. Historically, Mobius has charged primarily 15% of contract value for server product annual maintenance and primarily 5% of contract value for client product annual maintenance, with a significant portion of the maintenance contracts covering server products. Annual maintenance for Solution Packs is based on 10% of the contract value. If a significant portion of the Company's revenues is derived from Solution Packs and its customer base remains the same, maintenance revenues could potentially decrease.

Professional service and other revenues increased 197.7% from $1.7 million in fiscal 2001 to $5.1 million in fiscal 2002 and increased 14.6% to $5.9 million in fiscal 2003. Professional service revenues have significantly increased over the past two fiscal years as a result of Mobius dedicating more resources to the development of the Company's professional service business and Mobius entering into more professional service arrangements. Other revenues for all years were not significant.

Cost of Revenues

Cost of software license revenues consists primarily of the cost of royalties and sublicense fees. The cost of software license revenues decreased 7.5% from $1.2 million in fiscal 2001 to $1.1 million in fiscal 2002 and increased 1.6% to $1.2 million in fiscal 2003, representing 3.1%, 4.0% and 3.0%, respectively, of software license revenues in those years. The cost of software license revenues are a function of license sales which were subject to royalties. The increase is primarily attributable to higher royalties related to increased software license revenues that were subject to third-party royalties. In fiscal 2003, the increase was partially offset by negotiating more favorable terms with respect to an existing royalty agreement, which terms included a decrease in current royalty rates and a credit for past royalty expense.

Cost of maintenance revenues consists primarily of personnel costs related to Customer Satisfaction. The cost of maintenance revenues increased 11.0% from $5.3 million in fiscal 2001 to $5.9 million in fiscal 2002 and increased 12.0% to $6.6 million in fiscal 2003, representing 16.1%, 17.0% and 17.2%, respectively, of maintenance revenues in those years. In fiscal 2002, the increase in cost of maintenance revenues was primarily attributable to increased staffing and personnel-related costs. In fiscal 2003, the increase in cost of maintenance revenues is primarily attributable to increased staffing and personnel-related costs and an increase in Customer Satisfaction expenses. This increase was partially offset by negotiating more favorable terms with respect to an existing royalty agreement, which terms included a decrease in current royalty rates and a credit for past royalty expense.

Cost of professional service and other revenues consists primarily of personnel and subcontractor costs associated with providing professional services. The cost of professional service and other revenues increased 516.3% from $817,000 in fiscal 2001 to $5.0 million in fiscal 2002 and increased 17.9% to $5.9 million in fiscal 2003, representing 47.6%, 98.5% and 101.3% respectively, of professional service and other revenues in those years. In fiscal 2002 and 2003, the cost of professional service and other revenues increased as the result of Mobius entering into more subcontractor arrangements. The cost of professional service revenue as a percentage of professional service and other revenues has increased due to Mobius developing this business and dedicating more internal resources, lower gross margins recognized on larger engagements and, to a lesser extent, the loss accrued on a contract. The cost of professional service and other revenue as a percentage of professional service and other revenues is also dependent on the level of revenues generated, since there are substantial fixed costs associated with the professional service operations.

Operating Expenses.

Sales and marketing expenses consist primarily of the cost of personnel associated with the selling and marketing of Mobius's products, including salaries, commissions, performance-based bonuses, travel and entertainment costs and bad debt expense. Sales and marketing costs also include the cost of branch sales offices, marketing, promotional materials and advertising. These expenses decreased 15.0% from $44.9 million in fiscal 2001 to $38.2 million in fiscal 2002 and decreased 8.8% to $34.8 million in fiscal 2003, representing 60.5%, 56.2% and 42.1%, respectively, of total revenues in those years. The decrease in fiscal 2002 was primarily due to decreased commissions and bonus and consolidation of the Click-n-Done® sales and marketing departments into Mobius's primary sales and marketing structures. In fiscal 2003, the decrease is primarily attributable to lower personnel costs (reflecting lower headcount); lower rent costs; lower professional fees; lower depreciation costs; and lower food, travel and lodging expenses, offset by increased commission and bonus costs as a result of increased license revenues, and an increase in bad debt expense.

Research and development expenses consist primarily of personnel costs attributable to the development of new software products and the enhancement of existing products. The Company employs developers in Rye, NY and Orlando, FL and utilizes subcontractors in India and the Ukraine. Research and development expenses decreased 3.2% from $16.3 million in fiscal 2001 to $15.7 million in fiscal 2002 and increased 14.5% to $18.0 million for fiscal 2003, representing 21.9%, 23.2% and 21.8%, respectively, of total revenues in those years. The decrease in fiscal 2002 was primarily attributable to a decrease in the cost of outside research subcontractors and a reduction in recruiting expenses due to cost savings initiatives offset by an increase in personnel costs. The increase in fiscal 2003 is primarily attributable to increased personnel costs arising from the acquisition of certain assets of Cytura Corp. ("Cytura") and increased subcontractor fees. For additional information on the Cytura asset acquisition, see the discussion included below in the section entitled, "Liquidity and Capital Resources." Research and development expenses as a percentage of total revenues fluctuate with the changes in development projects and annual revenues.

General and administrative expenses consist of personnel costs related to management, accounting, human resources, information technology services, administration and associated overhead costs, as well as fees for professional services, primarily legal and accounting. General and administrative expenses decreased 0.8% from $10.5 million in fiscal 2001 to $10.4 million in fiscal 2002 and increased 4.4% to $10.8 million in fiscal 2003, representing 14.1%, 15.3% and 13.1%, respectively, of total revenues in those years. In fiscal 2002, the decrease was attributable to utilizing fewer professional services offset by an increase in personnel costs. The increase in fiscal 2003 is primarily attributable to higher personnel costs and professional fees, offset by lower depreciation. General and administrative expenses as a percentage of total revenues fluctuate with the changes in general and administrative costs and annual revenues.

Acquired in-process research and development expenses relate to the acquisition of the technology and certain other assets of Cytura, in which a portion of the purchase price was allocated to acquired in-process research and technology. Since the technological feasibility of the research and development projects has not yet been achieved and Mobius believes such projects have no alternative future use, the acquired in-process research and development was expensed immediately. As a result, the Company recorded a charge of $910,000 in fiscal 2003. A valuation prepared by the Company using the discounted net cash flow method was utilized to value the acquired in-process research and development expenses.

Facilities restructuring expenses consist of accruals for losses on the Company's leases for two of its sales offices. In connection with management's plan to reduce costs and improve operating efficiencies, the Company recorded a facilities restructuring charge of $1.4 million in fiscal 2002. The charge reflected estimated future lease obligations, net of estimated sublease income, for office space the Company will no longer utilize. The Company worked with an external real estate consultant to determine the best estimate for the accrual. During fiscal 2003, the Company entered into an agreement with the landlord and the over-tenant, which released Mobius from all of its ongoing obligations under the original terms of the lease effective as of February 15, 2003. Accordingly, the Company recorded additional expenses of $78,000 associated with this new agreement.

The Company recorded a facilities restructuring charge of $116,000 in fiscal 2003 representing the estimated future lease obligations for office space that the Company was subleasing to a third party. The third party abandoned the space during fiscal 2003 and the Company believes that it is highly unlikely that it will be able to sublease this space for the remainder of the lease term.

As of June 30, 2003, the Company had $112,000 remaining in the facilities restructuring accrual.

Interest income; gain on investment; foreign currency transactions; interest expense.
Interest income was $2.7 million, $1.7 million and $1.5 million in fiscal 2001, 2002, and 2003, respectively. During fiscal 2002, license and other interest income decreased due to a decrease in interest rates and to a lesser extent a decrease in software license installment receivables. Gain on investments of $148,000 and $113,000 during the fiscal years 2002 and 2003, respectively, was the result of the sale of Mobius's investment in Intelidata stock. Foreign currency gains were $102,000 in fiscal 2001 and $107,000 in fiscal 2003, compared with losses of $5,000 in fiscal 2002. During fiscal 2001, 2002 and 2003 interest expense was insignificant.

Provision for (benefit from) income taxes.
The tax benefit for income taxes was $605,000 in fiscal 2001 and $2.8 million in fiscal 2002 compared to a tax provision of $1.9 million in fiscal 2003. The tax provision for fiscal 2003 includes a tax benefit of $700,000 resulting from the completion in 2003 of prior years' tax audits. The provision (benefit) for taxes as a percentage of income (loss) before taxes was (23.3)%, (35.0)% and 31.3% for the fiscal years 2001, 2002 and 2003, respectively. Excluding the $700,000 tax benefit, the provision for taxes as a percentage of income before taxes was 43.1% for the fiscal year 2003. The effective tax rates for fiscal years 2001 and 2002 primarily reflect the statutory tax benefit for the loss in the United States offset by limitations on the tax benefit which may be taken from certain foreign subsidiary losses. The effective tax rate for fiscal 2003, excluding the $700,000 tax benefit, reflects the statutory tax provision for income in the United States offset by limitations on the tax benefit which may be taken from certain foreign subsidiary losses and by foreign taxes paid in certain jurisdictions for which no U.S. foreign tax credit is available.

Investments
In June 1999, the Company invested $1,501,000 in Home Account Network ("HAN") a privately-held, information technology company providing processing and Internet outsourcing to financial services companies. During fiscal 2000, Mobius provided an additional $750,000 to HAN in short-term loans that were converted to preferred stock in May 2000. Mobius's total investment in HAN represented an ownership position of less than 5%. In fiscal 2001, Mobius provided an additional $375,000 as a short-term loan to HAN.

Mobius regularly assessed the recoverability of the HAN investment and concluded that other than temporary impairment losses occurred. As a result, Mobius recorded impairment losses of $2.2 million and $218,000 for the years ended June 30, 2000 and 2001, respectively.

In January 2001, HAN was purchased by Intelidata Technologies ("Intelidata"). As a result, during fiscal 2002, Mobius received Intelidata shares in exchange for its investment in HAN. Mobius sold a portion of these shares and realized a $150,000 gain in fiscal 2002. During fiscal 2003, Mobius sold its remaining shares of Intelidata, resulting in a realized gain of $113,000.

In January 2000, Mobius made an investment of $500,000 in Flooz.com, a startup Internet company. This was an investment in preferred stock, which would convert into common stock if Flooz.com had completed an initial public offering. Mobius held a minority ownership position, which, if the preferred shares converted to common stock, would be less than 5%. Flooz.com has ceased operations and, in August 2001, filed for bankruptcy liquidation. Accordingly, Mobius recorded an impairment loss of $500,000 in fiscal 2001. Robert H. Levitan, the former Chief Executive Officer of Flooz.com, is currently, and has been since June 2000, a member of the Board of Directors of Mobius.

Selected Quarterly Operating Results

The following table presents certain unaudited consolidated statement of operations data for the eight fiscal quarters in the two-year period ended June 30, 2003. In management's opinion, this unaudited information has been prepared on the same basis as the audited Consolidated Financial Statements appearing elsewhere in this Annual Report and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented, when read in conjunction with the audited Consolidated Financial Statements and Notes thereto included elsewhere herein. The results of operations for any quarter are not necessarily indicative of results for any future period.

	Quarters Ended							
	Sept. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	Jun. 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	Jun. 30, 2003
Revenues:								
Software license revenues	$ 5,407	$ 7,165	$ 5,157	$10,297	$ 7,756	$10,168	$ 9,443	$10,986
Maintenance	8,588	8,679	8,732	8,777	9,190	9,461	9,890	9,907
Professional service and other	583	1,761	908	1,859	1,968	1,701	1,204	982
Total revenues	14,578	17,605	14,797	20,933	18,914	21,330	20,537	21,875
Cost of revenues:								
Software license revenues	234	205	218	471	88	334	431	293
Maintenance	1,292	1,565	1,465	1,597	1,482	1,515	1,775	1,859
Professional service and other	683	1,569	873	1,910	1,985	1,595	1,184	1,170
Total cost of revenues	2,209	3,339	2,556	3,978	3,555	3,444	3,390	3,322
Gross profit	12,369	14,266	12,241	16,955	15,359	17,886	17,147	18,553
Operating expenses *(1)*:								
Sales and marketing	9,288	9,783	9,007	10,073	8,573	8,820	8,954	8,429
Research and development	3,744	3,745	4,118	4,134	4,067	4,470	4,795	4,693
General and administrative	2,589	2,567	2,532	2,692	2,430	2,665	2,772	2,971
Acquired in-process research and development	—	—	—	—	—	910	—	—
Facilities restructuring	—	—	—	1,394	—	194	—	—
Total operating expenses	15,621	16,095	15,657	18,293	15,070	17,059	16,521	16,093
Income (loss) from operations	(3,252)	(1,829)	(3,416)	(1,338)	289	827	626	2,460
Interest income	539	487	330	318	326	391	426	389
Interest expense	(5)	1	(11)	—	(3)	—	(4)	(11)
Foreign currency transactions	2	6	4	(17)	13	(16)	112	(2)
Other income	—	—	—	148	113	—	—	—
Income (loss) before income taxes	(2,716)	(1,335)	(3,093)	(889)	738	1,202	1,160	2,836
Provision for (benefit from) income taxes	(860)	(424)	(1,216)	(312)	354	$ 480	(166)	1,192
Net income (loss)	$(1,856)	$ (911)	$(1,877)	$ (577)	$ 384	$ 722	$1,326	$1,644
Basic earnings (loss) per share	$ (0.10)	$ (0.05)	$ (0.11)	$ (0.03)	$ 0.02	$ 0.04	$ 0.08	$ 0.09
Diluted earnings (loss) per share	$ (0.10)	$ (0.05)	$ (0.11)	$ (0.03)	$ 0.02	$ 0.04	$ 0.07	$ 0.09

(1) Included within sales and marketing, research and development and general and administrative expense is stock compensation expense associated with the granting of stock options to employees immediately prior to the Company's IPO. Such stock compensation expense for the 8 quarters ended June 30, 2003 was $40,000, $40,000, $27,000, $18,000, $18,000, $18,000, $7,000, $0, respectively.

	Quarters Ended							
	Sept. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	Jun. 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	Jun. 30, 2003
As a Percentage of Total Revenues								
Revenues:								
Software license revenues	37.1%	40.7%	34.9%	49.2%	41.0%	47.7%	46.0%	50.2%
Maintenance	58.9	49.3	59.0	41.9	48.6	44.3	48.1	45.3
Professional service and other	4.0	10.0	6.1	8.9	10.4	8.0	5.9	4.5
Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenues:								
Software license revenues	1.6	1.2	1.5	2.3	0.5	1.5	2.1	1.3
Maintenance	8.9	8.9	9.9	7.6	7.8	7.1	8.6	8.5
Professional service and other	4.7	8.9	5.9	9.1	10.5	7.5	5.8	5.4
Total cost of revenues	15.2	19.0	17.3	19.0	18.8	16.1	16.5	15.2
Gross profit	84.8	81.0	82.7	81.0	81.2	83.9	83.5	84.8
Operating expenses:								
Sales and marketing	63.7	55.5	60.9	48.1	45.3	41.3	43.6	38.5
Research and development	25.7	21.3	27.8	19.7	21.5	21.0	23.3	21.5
General and administrative	17.7	14.6	17.1	12.9	12.9	12.5	13.5	13.6
Acquired in-process research and development	0.0	0.0	0.0	0.0	0.0	4.3	0.0	0.0
Facilities restructuring	0.0	0.0	0.0	6.7	0.0	0.9	0.0	0.0
Total operating expenses	107.1	91.4	105.8	87.4	79.7	80.0	80.4	73.6
Income (loss) from operations	(22.3)	(10.4)	(23.1)	(6.4)	1.5	3.9	3.1	11.2
Interest income	3.7	2.8	2.2	1.5	1.7	1.8	2.1	1.8
Interest expense	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Foreign currency transactions	0.0	0.0	0.0	(0.1)	0.1	(0.1)	0.5	0.0
Other income	0.0	0.0	0.0	0.7	0.6	0.0	0.0	0.0
Income (loss) before income taxes	(18.6)	(7.6)	(20.9)	(4.3)	3.9	5.6	5.7	13.0
Provision for (benefit from) income taxes	(5.9)	(2.4)	(8.2)	(1.5)	1.9	2.2	(0.8)	5.5
Net income (loss)	(12.7)%	(5.2)%	(12.7)%	(2.8)%	2.0%	3.4%	6.5%	7.5%

The Company's quarterly revenues and operating results have varied significantly in the past and are likely to vary substantially from quarter to quarter in the future. Quarterly revenues and operating results are expected to fluctuate as a result of a variety of factors, including without limitation, fluctuations in period to period results, seasonality, uncertainty of future operating results, technological change, product concentration, competition, international sales and operations, expansion of indirect channels, increased investment in professional services, extended payment risk, protection of intellectual property, dependence on licensed technology, risk of product defects, product liability, management of growth, dependence on executive management, other key employees and subcontractors, whether the Internet can accommodate continued growth and concerns about transaction security on the Internet. License revenues typically peak primarily in the fourth fiscal quarter (ending June 30) and to a lesser extent in the second fiscal quarter (ending December 31). These fluctuations are caused primarily by customer purchasing patterns and the Company's sales force incentive programs, which recognize and reward sales personnel on the basis of achievement of annual and other periodic performance quotas, as well as the factors described above.

Liquidity and Capital Resources

Since its inception, Mobius has funded its operations principally through cash flows from operating activities and, to a lesser extent, equity or bank financings. As of June 30, 2003, Mobius had cash and cash equivalents of $37.3 million, an increase of $6.2 million from $31.1 million held at June 30, 2002. Mobius held marketable securities of $2.6 million as of June 30, 2002 and held no marketable securities as of June 30, 2003.

Net cash provided by operating activities was $8.3 million, $2.2 million and $3.8 million in fiscal 2001, 2002 and 2003, respectively. During fiscal 2002 and 2003, Mobius's depreciation and amortization expense adjustment in operating activities was $4.1 million and $3.0 million, respectively. Mobius's sources of cash during fiscal 2002 were collections of software installments and an increase in deferred revenue, offset by an increase in accounts receivable. Mobius's sources of cash during fiscal 2003 were collections of accounts receivable and an increase in deferred revenue, offset by an increase in software license installments and a decrease in accounts payable and accrued expenses. Software license installments, which increased 127.1% from $10.3 million at June 30, 2002 to $23.5 million at June 30, 2003, represent payments due from customers for license fees that are paid over the term of the installment agreement. This increase was due to a proportionately greater amount of current license revenues being financed by the Company. For additional information, see the section entitled, "Software License Installments Receivable" below. Net accounts receivable decreased 33.9% from $16.0 million at June 30, 2002 to $10.6 million at June 30, 2003.

Net cash used in investing activities was $5.2 million in fiscal 2001, compared to net cash provided by investing activities of $7.2 million and $1.4 million in fiscal 2002 and 2003, respectively. The decrease in cash provided by investing activities in fiscal 2003 as compared with fiscal 2002 was primarily attributable to the decrease in the net proceeds from the sale of marketable securities.

For the years ended June 30, 2001, 2002 and 2003, cash of $4.2 million, $1.1 million and $1.2 million, respectively, was used for the purchase of computer equipment, furniture and fixtures and leasehold improvements. Marketable securities of $23.4 million and $8.4 million were purchased and $23.3 million and $17.0 million of marketable securities were sold in fiscal 2001 and 2002, respectively. During fiscal 2003, no marketable securities were purchased and $2.5 million of marketable securities were sold. Mobius made an investment of $375,000 in Home Account Network during fiscal 2001. This investment is disclosed in detail in a separate section of Management's Discussion and Analysis and in Note 6 of the Consolidated Financial Statements.

Net cash provided by financing activities was $147,000 in fiscal 2001, primarily due to the sale of Mobius's common stock through the employee stock purchase plan, offset by the cash used to repurchase Mobius's common stock. In fiscal 2002, net cash used in financing activities was $3.1 million, primarily due to cash used to repurchase Mobius's common stock pursuant to Mobius's stock repurchase program, offset by cash received for employee stock purchases and stock option exercises. In fiscal 2003, cash provided by financing activities of $672,000 was due to cash received from the exercise of stock options and sales of Mobius's common stock through the employee stock purchase plan.

The Company's material obligations and commitments to make future payments under contracts consist of its operating leases for its office facilities. These leases expire on various dates through fiscal 2010 and provide for additional payments relating to utility costs. As of June 30, 2003, the future minimum lease payments for these operating leases is as follows (in thousands):

Year Ended:	Operating Leases
June 30, 2004	$2,523
June 30, 2005	2,187
June 30, 2006	2,005
June 30, 2007	1,632
June 30, 2008	1,503
Thereafter	3,107
Total minimum lease payments	$12,957

In compliance with the lease of the Company's corporate headquarters in Rye, NY, the landlord holds a letter of credit issued by Silicon Valley Bank for $275,000. This letter of credit is secured by a certificate of deposit.

The Company believes that its existing cash balances and cash flows expected from future operations will be sufficient to meet the Company's capital requirements for at least 12 months. As discussed in the section entitled, "Software License Installments Receivable" below, the Company has entered into a significant number of license contracts having extended payment terms. If the level of software license revenues financed by installments receivable continues at the current rate, the Company's cash position is likely to be adversely affected.

On October 11, 2002 (the "Closing Date"), the Company, through a wholly-owned subsidiary, acquired technology (the "Contenuity Software") and certain other assets of Cytura, a privately held company, for an aggregate of approximately $2.2 million in cash, which was paid from the Company's existing cash balances. In addition, the Company assumed capital lease obligations of $36,000 and incurred acquisition-related expenses of $250,000, for an aggregate purchase price of approximately $2.5 million. The Company is obligated to pay Cytura up to an additional $800,000 within 60 days of the first anniversary of the transaction if the average closing price of the common stock of Mobius equals or exceeds a specified amount during any 30-day period in the thirteen months following the Closing Date. During the fourth quarter of fiscal 2003, the average closing price of the Company's common stock for a 30-day period exceeded specified amounts set forth in the agreement. As a result, Mobius will be required to make an additional payment of $800,000 to Cytura in accordance with the terms of the agreement. During the fourth quarter of fiscal 2003, the Company recorded goodwill and a payable to Cytura of $800,000, reflecting the requirement to pay this amount.

The Company continues to evaluate potential acquisition candidates whose products or technology would enhance Mobius's strategic market position.

Accounts Receivable Reserves

Accounts receivable reserves are primarily calculated by identifying problem accounts and in recognition that some customers decide to cancel or reduce the number of products covered by maintenance arrangements upon their anniversary but do not always notify Mobius in sufficient time to prevent some portion of the annual maintenance billings from being recognized. Mobius also maintains a reserve to absorb losses based upon historical experience that may result from current receivables. Mobius specifically identifies problem accounts based on the age of the receivable and through discussions with the customer and Mobius's sales representatives. Based on the specific account information and the historical relationship or actual losses to revenues and receivable balances, Mobius exercises its judgment as to what portion of the accounts receivable balance requires a reserve. As of June 30, 2002 and June 30, 2003, approximately 86% and 79%, respectively, of the total accounts receivable reserve balances were related to specific accounts. To the extent that an account for which a specific reserve was provided is subsequently collected, Mobius reduces the reserves in the period of collection. Accounts receivable reserves were $1.0 million and $819,000 at June 30, 2002 and June 30, 2003, respectively.

Software License Installments Receivable

As of June 30, 2003, software license installments amounted to $23.5 million, an increase of 127% compared with the June 30, 2002 balance of $10.3 million. The increase reflects a significant increase in licenses having extended payment terms, including licenses of ViewDirect TCM products that the Company began to market in fiscal 2003 under the term "Solution Packs." Solution Packs are ViewDirect TCM product bundles that offer customers technology solutions through application-based licensing with, generally, license terms of five years. The Company believes the practice of providing financing enhances our competitive position. Since payments are made over multiple reporting periods, software license installments receivable will fluctuate with the amount of license revenue sold on an installment basis. Mobius provides financing to customers that meet our specified standards of creditworthiness. Software license installments are discounted at a market rate of interest at the date the software license contract revenue is recognized. The discount is amortized to interest income using the interest method over the term of the financing.

The Company determines the reserve for software license installments based upon customer-specific information, including a credit review of the customer, historical write-off experience, the ability of the Company to enforce original payment terms and current economic conditions. No single customer has a balance in excess of 5% of total software license installments, and 70% of the total is comprised of customers with balances under $600,000. As of June 30, 2002 and 2003, software license installments reserves were $453,000 and $671,000, respectively.

Deferred Revenues

Deferred revenues consist primarily of the unearned portion of maintenance billings, unbundled maintenance and license contracts. Current and non-current deferred revenues increased 30.5% from $20.6 million at June 30, 2002 to $26.9 million at June 30, 2003. Deferred revenues can fluctuate due to the timing of annual maintenance billings, increases or decreases in current license revenues and increases or decreases in license contracts that include more than one year of maintenance. As of June 30, 2003, current deferred revenues totaled $21.3 million and non-current deferred revenues totaled $5.6 million. It is anticipated that current deferred revenues of $21.3 million will be recognized as revenues within the next twelve months.

Other Matters

INFOPAC-Tapesaver: In January 1999, the Company sold the INFOPAC-TapeSaver product to a third party for approximately $3.0 million payable over a five-year period. For the year ended June 30, 2001, the Company recognized $450,000 of TapeSaver license revenue. As the buyer has been delinquent on these payments since June 2001, no license revenue relating to this transaction was recognized in fiscal 2002 and 2003.

Mobius commenced arbitration proceedings against the buyer to enforce the payment terms in the sales agreement. On March 26, 2002, the arbitrator issued an award in Mobius's favor against the buyer and its president in the amount of $381,750, which represented the amount past due under such agreement. The arbitrator also directed the buyer and its president to pay Mobius $37,500 per month from March 31, 2002 through December 31, 2003 and to pay Mobius's share of the arbitration expenses. In April 2002, Mobius commenced an action against the buyer and its president in the United States District Court for the Southern District of New York to confirm the arbitration award. The Court entered an order confirming the award on September 23, 2002. The Company has docketed the judgment in California and is currently pursuing actions to enforce the judgment. To date, the Company has not recorded any amounts due in connection with the arbitration. As a result of the uncertainty of collection, any amounts ultimately recorded will be accounted for on the cash basis.

Recent Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation and requires more prominent and frequent disclosures about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for interim periods beginning after December 15, 2002.

Mobius continues to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation - An Interpretation of Accounting Principles Board Opinion No. 25," and accordingly no compensation expense has been recorded for stock-based compensation plans. Mobius has adopted the interim disclosure requirements of SFAS No. 148 in its third quarter fiscal 2003 interim financial statements, as disclosed in Note 9, Stock Incentive Plan.

In November 2002, the FASB issued FASB Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB interpretation No. 34." FIN 45 addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. It also requires that a guarantor recognize a liability, at the inception of a guarantee, for the fair value of the obligation undertaken in issuing the guarantee. The initial measurement and recognition provisions of FIN 45 are effective for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 is not expected to have a material adverse impact on the Company's financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). Variable Interest Entities ("VIEs") are entities where control is achieved through means other than voting rights. FIN 46 provides guidance on the identification of and financial reporting for VIEs. A VIE is required to be consolidated if the Company is subject to the majority of the risk of loss from the VIE's activities or is entitled to receive a majority of the entity's residual returns, or both. The consolidation requirements for

VIEs created after January 31, 2003 are effective immediately and consolidation requirements apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. The adoption of this Interpretation did not and will not have any impact on the Company's consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This standard amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective prospectively for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. SFAS No. 149 will not have an impact upon initial adoption and is not expected to have a material effect on the Company's results of operations, financial position and cash flows.

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables," related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF requires that when the deliverables included in this type of arrangement meet certain criteria they should be accounted for separately as separate units of accounting. This may result in a difference in the timing of revenue recognition but will not result in a change in the total amount of revenue recognized in a bundled sales arrangement. The allocation of revenue to the separate deliverables is based on the relative fair value of each item. If the fair value is not available for the delivered items then the residual method must be used. This method requires that the amount allocated to the undelivered items in the arrangement is their full fair value. This would result in the discount, if any, being allocated to the delivered items. This consensus is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. EITF 00-21 will not have an impact upon initial adoption and is not expected to have a material impact to Mobius's ongoing results of operations, financial position and cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The changes are intended to result in a more complete depiction of an entity's liabilities and equity and will, thereby, assist investors and creditors in assessing the amount, timing, and likelihood of potential future cash outflows and equity share issuances. This Statement also requires that certain obligations that could be settled by issuance of an entity's equity but lack other characteristics of equity be reported as liabilities even though the obligation does not meet the definition of a liability. The requirements of SFAS 150 became effective for the Company for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. The Company did not enter into or modify any financial instruments having characteristics of both liabilities and equity during June 2003. The Company has evaluated the impact of SFAS 150 to determine the effect it may have on its consolidated results of operations, financial position or cash flows and has concluded that the adoption of this statement is not expected to have a material affect on the Company's financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Mobius's investment portfolio is subject to interest rate sensitivity. The primary objective of Mobius's investment activities is to preserve principal, while at the same time maximizing the interest income, without significantly increasing risk. Some of the marketable securities in which Mobius invested in the past may have been subject to market rate interest risk, where a change in prevailing interest rates may cause the market value of the security to fluctuate. For example, if Mobius holds a security that was issued with a fixed interest rate at the then-prevailing rates and the prevailing interest rates later rise, the market value of the security will probably decline. As of June 30, 2003, Mobius held no marketable securities.

Mobius may be subject to foreign currency fluctuations in relation to accounts receivable and accounts payable that may be denominated in a foreign currency other than the functional currency in certain international jurisdictions. To the extent that such foreign currency transactions are negatively or positively affected by foreign currency fluctuations, foreign currency transaction losses or gains would be recognized. Mobius does not use derivative foreign exchange financial investments.

Report of Independent Accountants

The Board of Directors and Stockholders of
Mobius Management Systems, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Mobius Management Systems, Inc. and its subsidiaries at June 30, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements of the Company for year ended June 30, 2001 were audited by other accountants whose report dated July 25, 2001 expressed an unqualified opinion on those statements.



PricewaterhouseCoopers LLP

July 24, 2003
Stamford, CT

Report of Management

The management of Mobius Management Systems, Inc. is responsible for the consolidated financial statements and related information that appears in this Annual Report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on management's best judgment and estimates.

The Company maintains a system of internal accounting policies, procedures and controls to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. The internal control system is augmented with an organizational structure designed to provide clearly drawn lines of accountability and delegation of authority and careful selection and training of qualified personnel.

The Company's current independent auditors, PricewaterhouseCoopers LLP, and former independent auditors, KPMG LLP, have audited and rendered their opinions on the Company's consolidated financial statements in accordance with generally accepted auditing standards. These standards include an assessment of the systems of internal control and tests of transactions to the extent necessary by the auditors to support their opinions.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with the independent auditors and representatives of management to review audit results, financial reporting and internal accounting controls. The independent auditors have free access to the Audit Committee.



Mitchell Gross
Chairman of the Board
Chief Executive Officer and President



Peter Takiff
Senior Vice President, Finance
and Chief Financial Officer

Consolidated Balance Sheets

(in thousands, except share data and per share data)	June 30, 2002	2003
Assets		
Current assets:		
Cash and cash equivalents	$ 31,099	$ 37,315
Marketable securities, at market value	2,635	—
Accounts receivable, net of allowance for doubtful accounts of $1,043 and $819, respectively	15,959	10,551
Software license installments, current portion	6,862	8,017
Other current assets	2,846	2,897
Total current assets	59,401	58,780
Software license installments, non-current portion, net of allowance for doubtful accounts of $453 and $671, respectively	3,467	15,435
Property and equipment, net	6,435	4,546
Deferred income taxes	1,423	328
Other assets	666	2,729
Total assets	$ 71,392	$ 81,818
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 17,446	$ 15,726
Deferred revenue	19,182	21,306
Deferred income taxes	2,238	2,869
Total current liabilities	38,866	39,901
Deferred revenue	1,406	5,560
Total liabilities	40,272	45,461
Stockholders' equity:		
Common stock $.0001 par value; authorized 40,000,000 shares; issued 22,568,198 and 22,879,401 shares, respectively; outstanding 17,213,975 and 17,525,178 shares, respectively	2	2
Additional paid-in capital	49,827	50,653
Retained earnings (deficit)	(2,610)	1,466
Deferred stock compensation	(43)	—
Accumulated other comprehensive income	(74)	218
Treasury stock, at cost, 5,354,223 shares	(15,982)	(15,982)
Total stockholders' equity	31,120	36,357
Total liabilities and stockholders' equity	$ 71,392	$ 81,818

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

(in thousands, except per share data)	Years Ended June 30, 2001	2002	2003
Revenues:			
Software license	$39,321	$28,026	$38,353
Maintenance	33,174	34,776	38,448
Professional service and other	1,717	5,111	5,855
Total revenues	74,212	67,913	82,656
Cost of revenues:			
Software license	1,219	1,128	1,146
Maintenance	5,331	5,919	6,631
Professional service and other	817	5,035	5,934
Total cost of revenues	7,367	12,082	13,711
Gross profit	66,845	55,831	68,945
Operating expenses:			
Sales and marketing	44,886	38,151	34,776
Research and development	16,267	15,741	18,025
General and administrative	10,460	10,380	10,838
Acquired in-process research and development	—	—	910
Facilities restructuring	—	1,394	194
Total operating expenses	71,613	65,666	64,743
Income (loss) from operations	(4,768)	(9,835)	4,202
Interest income	2,689	1,674	1,532
Interest expense	(9)	(15)	(18)
Foreign currency transactions	102	(5)	107
Other income	109	148	113
Investment impairments	(718)	—	—
Income (loss) before income taxes	(2,595)	(8,033)	5,936
Provision for (benefit from) income taxes	(605)	(2,812)	1,860
Net income (loss)	$(1,990)	$(5,221)	$ 4,076
Basic earnings (loss) per share	$ (0.11)	$ (0.30)	$ 0.23
Basic weighted average shares outstanding	18,225	17,459	17,363
Diluted earnings (loss) per share	$ (0.11)	$ (0.30)	$ 0.23
Diluted weighted average shares outstanding	18,225	17,459	18,089

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholder's Equity and Comprehensive Income

	Common Stock		Additional Paid-in	Retained	Deferred	Accumulated Other Comprehensive	Treasury Stock		Total Stockholders'
(in thousands)	Shares	Amount	Capital	Earnings	Compensation	Income (Loss)	Shares	Amount	Equity
Balance at June 30, 2000	18,101	$2	$48,831	$4,601	$(445)	$(313)	4,104	$(12,085)	$40,591
Net loss	—	—	—	(1,990)	—	—	—	—	(1,990)
Change in other comprehensive income (loss), net of tax	—	—	—	—	—	(565)	—	—	(565)
Comprehensive loss									(2,555)
Stock options exercised	25	—	38	—	—	—	—	—	38
Stock purchase plan shares issued	238	—	755	—	—	—	—	—	755
Stock repurchase program	(171)	—	—	—	—	—	171	(636)	(636)
Change in deferred compensation	—	—	—	—	277	—	—	—	277
Balance at June 30, 2001	18,193	2	49,624	2,611	(168)	(878)	4,275	(12,721)	38,470
Net loss	—	—	—	(5,221)	—	—	—	—	(5,221)
Change in other comprehensive income (loss), net of tax	—	—	—	—	—	804	—	—	804
Comprehensive loss									(4,417)
Stock options exercised	15	—	25	—	—	—	—	—	25
Stock purchase plan shares issued	85	—	178	—	—	—	—	—	178
Stock repurchase program	(1,079)	—	—	—	—	—	1,079	(3,261)	(3,261)
Change in deferred compensation	—	—	—	—	125	—	—	—	125
Balance at June 30, 2002	17,214	2	49,827	(2,610)	(43)	(74)	5,354	(15,982)	31,120
Net income	—	—	—	4,076	—	—	—	—	4,076
Change in other comprehensive income (loss), net of tax	—	—	—	—	—	292	—	—	292
Comprehensive income									4,368
Stock options exercised	152	—	491	—	—	—	—	—	491
Stock purchase plan shares issued	160	—	335	—	—	—	—	—	335
Change in deferred compensation	—	—	—	—	43	—	—	—	43
Balance at June 30, 2003	17,526	$2	$50,653	$1,466	$ —	$218	5,354	$(15,982)	$36,357

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)	Years Ended June 30, 2001	2002	2003
Cash flows provided by (used in) operating activities:			
Net income (loss)	$(1,990)	$(5,221)	$4,076
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Deferred income taxes	(1,937)	(1,142)	1,726
Depreciation and amortization	4,163	4,106	2,966
Stock compensation expense	277	125	43
Impairment of investment	718	—	—
Loss on disposal of fixed assets	114	—	—
Other	(18)	120	279
Change in operating assets and liabilities:			
Accounts receivable, net	2,005	(3,107)	5,408
Software license installments	3,295	4,204	(13,123)
Other assets	1,778	(1,121)	(2,290)
Accounts payable and accrued expenses	452	1,954	(1,566)
Deferred revenue	(514)	2,240	6,278
Total adjustments	10,333	7,379	(279)
Net cash provided by operating activities	8,343	2,158	3,797
Cash flows provided by (used in) investing activities:			
Purchase of marketable securities	(23,430)	(8,418)	—
Purchase of investments	(375)	—	—
Sale of marketable securities	23,270	16,958	2,536
Sale of fixed assets	62	8	—
Capital expenditures	(4,245)	(1,141)	(1,180)
Other investment	(445)	(212)	—
Net cash provided by (used in) investing activities	(5,163)	7,195	1,356
Cash flows provided by (used in) financing activities:			
Cash received from exercise of stock options	35	19	341
Cash received from employee stock purchase	748	178	331
Cash used for stock repurchase program	(636)	(3,261)	—
Net cash provided by (used in) financing activities	147	(3,064)	672
Effect of exchange rate changes on cash and cash equivalents	(608)	711	391
Net change in cash and cash equivalents	2,719	7,000	6,216
Cash and cash equivalents at beginning of year	21,380	24,099	31,099
Cash and cash equivalents at end of year	$24,099	$31,099	$37,315
Supplemental disclosure of cash flow information:			
Cash paid during the period for:			
Interest	$ 9	$ 15	$ 18
Income taxes (refunds), net	(1,690)	21	250

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

note 1 Organization

Mobius Management Systems, Inc., together with its consolidated subsidiaries (the "Company"), is a leading provider of software solutions for total content management. Mobius was incorporated in New York in 1981 and reincorporated in Delaware in 1997. The Company has international subsidiaries in the United Kingdom, Canada, France, Germany, Italy, Sweden, Switzerland, Australia, Japan and the Benelux.

note 2 Significant Accounting Policies

Principles of Consolidation

The Company and its subsidiaries are consolidated for financial statement purposes after the elimination of all significant intercompany accounts and transactions.

Revenue Recognition

The Company recognizes license and maintenance revenue in accordance with the provisions of Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions." The Company generates license revenues from licensing the rights to use its software products to its customers. The Company also generates maintenance and professional service revenues from renewable support and software enhancements (maintenance) and from consulting activities performed for license customers. Revenue from software license contracts includes fees related to licenses with terms generally of 5 or 15 years.

Revenues from software license agreements are recognized upon delivery of the software if evidence of an arrangement exists, pricing is fixed and determinable, and collectibility is probable. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. The Company allocates revenue on software arrangements involving multiple elements to each element based on vendor-specific objective evidence of the fair value allocable to each element. Generally, Mobius's contracts include a software license and an obligation to provide maintenance. Assuming all other revenue recognition criteria are met, revenue is recognized upon delivery using the residual method in accordance with SOP 98-9, where the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. Accordingly, when the Company enters into a contract that includes both a software license and an obligation to provide maintenance, the maintenance revenue is unbundled from the initial license fee and recognized ratably over the maintenance period, starting from the inception of the software license agreement. The Company determines the portion of the contract price attributable to maintenance (which may not necessarily track the allocation between license and maintenance fees set out in the contract) using a percentage derived from Mobius's pricing structure. The unbundled portion of such maintenance revenue is classified as deferred revenue, with amounts extending beyond one year reported as non-current deferred revenue. If evidence of the fair value for undelivered elements does not exist, all revenue from the arrangement is deferred until such evidence exists or until all elements are delivered.

The Company offers installment contracts to its customers, which provide for payments in installments, generally over periods ranging from 3 to 5 years. Under such contracts, software license revenue reflects the present value of future payments under non-cancelable license arrangements. The Company has an established business practice of offering installment contracts to customers and has a history of successfully enforcing original payment terms on these contracts without making concessions. In addition, the payment obligations are unrelated to product implementation or any other post-transaction activity; therefore, revenues from installment contracts are generally recognized in the same manner as those requiring current payment. In the case of installment contracts, software license revenue includes the present value of future payments. A portion of the discount is recognized as interest income over the term of the arrangement.

Maintenance revenue is generally recognized ratably over the term of the support, typically 12 months. The unearned portion of maintenance revenue is classified as deferred revenue.

Professional service revenue is recognized using the percentage of completion method of accounting. In accordance with this method, revenue from professional service contracts is recognized based on the percentage of costs incurred to date to the total estimated costs of the project. The financial reporting for these contracts depends on estimates, which are regularly assessed and subject to revision as the contract progresses to completion. When the current estimate of total contract costs indicates that a contract will

Software Development Costs

Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires the capitalization of certain software development costs once technological feasibility is established. The capitalized costs are then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater.

The Company determines technological feasibility based on the working model method. The period between establishment of a working model and the availability of Mobius's software has historically been short and, accordingly, software development costs qualifying for capitalization have been insignificant. As a result, the Company has expensed all software development costs.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed on a straight-line basis over the estimated life of the related asset, ranging from two to fifteen years. Assets acquired under capital leases are depreciated on a straight-line basis over the asset's estimated life. Repairs and maintenance are expensed as incurred.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the use of the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets are recognized for deductible temporary differences, net operating loss carryforwards and tax credit carryforwards if it is more likely than not that the tax benefits will be realized. A valuation allowance is established if it is more likely than not that a deferred tax asset will not be realized.

Foreign Currency Translation

Balance sheet accounts of the Company's international subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Revenues, costs and expenses are translated into U.S. dollars at average exchange rates for the year. Gains or losses that result from translation are shown as a separate component of stockholders' equity. Net gains and losses resulting from foreign exchange transactions are included in the determination of net income or loss.

Cash Equivalents

The Company considers investments with maturities at the date of purchase of three months or less to be cash equivalents. At June 30, 2001 and 2002, cash equivalents were comprised of overnight deposits and money market investments with financial institutions.

Marketable Securities

Marketable securities are categorized as available-for-sale securities, as defined by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Unrealized holding gains and losses are reflected as a net amount in a separate component of stockholders' equity until realized. For the purpose of computing realized gains and losses, cost is identified on a specific identification basis. Realized gains and losses for the years ended June 30, 2001 and 2002 were insignificant. Realized gains for the year ended June 30, 2003 were $113,000. As of June 30, 2002 and 2003, the unamortized investment premium and unrealized holding gains and losses were also insignificant.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of substantially all of the trade accounts receivables and software license installments. The Company sells its products to a large number of customers in diversified industries across many domestic and international geographies.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair value of the Company's cash and cash equivalents, marketable securities, accounts receivable, software license installments, non current investments, accounts payable, accrued expenses and deferred maintenance amounts approximate their carrying value.

Earnings Per Share

The Company calculates earnings per share in accordance with SFAS No. 128, "Earnings Per Share." SFAS No. 128 stipulates that the calculation of earnings per share (EPS) be shown for all historical periods as Basic EPS and Diluted EPS. Basic EPS is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. The computation of Diluted EPS is similar to the computation of Basic EPS except that it gives effect to all potentially dilutive instruments that were outstanding during the period. See Note 3, Earnings Per Share, for the EPS calculations for the fiscal years ended June 30, 2001, 2002 and 2003.

Stock-Based Compensation

The Company accounts for employee stock options under the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations ("APB No. 25"). The Company applies the disclosure requirements of SFAS No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure, an amendment of FASB Statement No. 123."

The Company has adopted the disclosure provisions of SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123." SFAS No. 148 requires prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company does not recognize compensation expense related to employee stock options, since options are granted at exercise prices equal to the fair market value on the date of grant. The following table presents the effect on the Company's net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" *(in thousands, except per share data):*

	Years Ended June 30,		
	2001	2002	2003
Net income (loss), as reported	$(1,990)	$(5,221)	$ 4,076
Add: Stock-based compensation expense included in reported net income (loss), net of tax	277	125	43
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(2,441)	(1,844)	(1,334)
Pro forma net income (loss)	$(4,154)	$(6,940)	$ 2,785
Basic net income (loss) per share- as reported	$ (0.11)	$ (0.30)	$ 0.23
Basic net income (loss) per share- pro forma	$ (0.23)	$ (0.40)	$ 0.16
Diluted net income (loss) per share- as reported	$ (0.11)	$ (0.30)	$ 0.23
Diluted net income (loss) per share- pro forma	$ (0.23)	$ (0.40)	$ 0.15

Additional disclosures required under SFAS 123 are presented in Note 11, Stock Option Plans.

Comprehensive Income (Loss)

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" requires the disclosure of comprehensive income, which includes net income (loss), foreign currency translation adjustments and unrealized gains and losses on marketable securities classified as available-for-sale.

Segment and Geographic Information

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments in annual financial statements and requires that certain selected information about operating segments be reported in interim financial statements. It also establishes standards for related disclosures about products or services, and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.

Recent Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation and requires more prominent and frequent disclosures about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for interim periods beginning after December 15, 2002.

Mobius continues to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation - An Interpretation of Accounting Principles Board Opinion No. 25," and accordingly no compensation expense has been recorded for stock-based compensation plans. Mobius has adopted the interim disclosure requirements of SFAS No. 148 in its third quarter fiscal 2003 interim financial statements, as disclosed in Note 9, Stock Incentive Plan.

In November 2002, the FASB issued FASB Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB interpretation No. 34." FIN 45 addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. It also requires that a guarantor recognize a liability, at the inception of a guarantee, for the fair value of the obligation undertaken in issuing the guarantee. The initial measurement and recognition provisions of FIN 45 are effective for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 is not expected to have a material adverse impact on the Company's financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). Variable Interest Entities ("VIEs") are entities where control is achieved through means other than voting rights. FIN 46 provides guidance on the identification of and financial reporting for VIEs. A VIE is required to be consolidated if the Company is subject to the majority of the risk of loss from the VIE's activities or is entitled to receive a majority of the entity's residual returns, or both. The consolidation requirements for VIEs created after January 31, 2003 are effective immediately and consolidation requirements apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. The adoption of this Interpretation did not and will not have any impact on the Company's consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This standard amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective prospectively for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. SFAS No. 149 will not have an impact upon initial adoption and is not expected to have a material effect on the Company's results of operations, financial position and cash flows.

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables," related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF requires that when the deliverables included in this type of arrangement meet certain criteria they should be accounted for separately as separate units of accounting. This may result in a difference in the timing of revenue recognition but will not result in a change in the total amount of revenue recognized in a bundled sales arrangement. The allocation of revenue to the separate deliverables is based on the relative fair value of each item. If the fair value is not available items in the arrangement is their full fair value. This would result in the discount, if any, being allocated to the delivered items. This consensus is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. EITF 00-21 will not have an impact upon initial adoption and is not expected to have a material impact to Mobius's ongoing results of operations, financial position and cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The changes are intended to result in a more complete depiction of an entity's liabilities and equity and will, thereby, assist investors and creditors in assessing the amount, timing, and likelihood of potential future cash outflows and equity share issuances. This Statement also requires that certain obligations that could be settled by issuance of an entity's equity but lack other characteristics of equity be reported as liabilities even though the obligation does not meet the definition of a liability. The requirements of SFAS 150 became effective for the Company for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. The Company did not enter into or modify any financial instruments having characteristics of both liabilities and equity during June 2003. The Company has evaluated the impact of SFAS 150 to determine the effect it may have on its consolidated results of operations, financial position or cash flows and has concluded that the adoption of this statement is not expected to have a material affect on the Company's financial position or results of operations.

note 3 Earnings Per Share

The following is a reconciliation of the numerators and denominators for the Basic and Diluted EPS calculations *(in thousands, except per share data):*

	Years Ended June 30,					
	2001			2002		
	Net Loss (Numerator)	Shares (Denominator)	Per Share Amount	Net Loss (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS:						
Net loss	$(1,990)			$(5,221)		
Weighted average shares outstanding		18,225			17,459	
Basic loss per share			$(0.11)			$(0.30)
Diluted EPS:						
Net loss	$(1,990)			$(5,221)		
Dilutive effect of stock options		—			—	
Weighted average shares outstanding		18,225			17,459	
Diluted loss per share			$(0.11)			$(0.30)

	Year Ended June 30, 2003		
	Net Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS:			
Net income	$4,076		
Weighted average shares outstanding		17,363	
Basic earnings per share			$0.23
Diluted EPS:			
Net income	$4,076		
Dilutive effect of stock options		726	
Weighted average shares outstanding		18,089	

All outstanding stock options for the years ended June 30, 2001 and 2002, representing an aggregate of 3,061,150 and 3,764,350 shares, respectively, of common stock, and certain outstanding stock options for the year ended June 30, 2003, representing an aggregate of 1,453,356 shares of common stock, were excluded from the calculation of diluted earnings (loss) per share because the effect would be antidilutive. Stock options were the only dilutive instruments outstanding for the years ended June 30, 2001, 2002 and 2003.

note 4 Software License Installments

In the ordinary course of business, the Company offers extended payment terms to some of its customers. For software license contracts of 15 years, the related financing period is generally 5 years. For software installment contracts of 3 to 5 years, the payments are generally spread ratably over the related term. Software license installments are discounted at a market rate of interest at the date the software license contract revenue is recognized. During the year ended June 30, 2003, the discount rate used for software license installments ranged between 3.1% and 7.4%. The discount is amortized to interest income using the interest method over the term of the financing.

The present values of software license installments to be received after June 30, 2003 are as follows *(in thousands)*:

Year Ended:	
June 30, 2004	$9,249
June 30, 2005	7,984
June 30, 2006	5,063
June 30, 2007	4,400
June 30, 2008	244
Total minimum payments to be received	26,940
Less unearned/earned interest income	(2,817)
Less allowance for doubtful accounts	(671)
Present value of software license installments, net	23,452
Less current portion, net	(8,017)
Non-current portion, net	$15,435

note 5 Property and Equipment

Property and equipment consists of the following *(in thousands)*:

	Useful Life	June 30, 2002	June 30, 2003
Computer equipment	2 - 5 years	$13,788	$ 7,265
Furniture, fixtures and office equipment	5 years	1,701	1,437
Leasehold improvements	5 - 15 years	4,653	4,026
		20,142	12,728
Less accumulated depreciation and amortization		(13,707)	(8,182)
Property and equipment, net		$ 6,435	$ 4,546

Depreciation and amortization expense on property and equipment, including capital leases, was $4,133,000, $3,929,000 and $2,740,000 for the years ended June 30, 2001, 2002 and 2003, respectively.

note 6 Investments

In June 1999, the Company invested $1,501,000 in Home Account Network ("HAN") a privately-held, information technology company providing processing and Internet outsourcing to financial services companies. During fiscal 2000, Mobius provided an additional $750,000 to HAN in short-term loans that were converted to preferred stock in May 2000. Mobius's total investment in HAN represented an ownership position of less than 5%. In fiscal 2001, Mobius provided an additional $375,000

Notes to Consolidated Financial Statements

Mobius regularly assessed the recoverability of the HAN investment and concluded that other than temporary impairment losses occurred. As a result, Mobius recorded impairment losses of $2.2 million and $218,000 for the years ended June 30, 2000 and 2001, respectively.

In January 2001, HAN was purchased by Intelidata Technologies ("Intelidata"). As a result, during fiscal 2002, Mobius received Intelidata shares in exchange for its investment in HAN. Mobius sold a portion of these shares and realized a $150,000 gain in fiscal 2002. During fiscal 2003, Mobius sold its remaining shares of Intelidata, resulting in a realized gain of $113,000.

In January 2000, Mobius made an investment of $500,000 in Flooz.com, a startup Internet company. This was an investment in preferred stock, which would convert into common stock if Flooz.com had completed an initial public offering. Mobius held a minority ownership position, which, if the preferred shares converted to common stock, would be less than 5%. Flooz.com has ceased operations and, in August 2001, filed for bankruptcy liquidation. Accordingly, Mobius recorded an impairment loss of $500,000 in fiscal 2001. Robert H. Levitan, the former Chief Executive Officer of Flooz.com, is currently, and has been since June 2000, a member of the Board of Directors of Mobius.

note 7 Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following *(in thousands)*:

	June 30,	
	2002	2003
Accounts payable	$3,531	$3,110
Compensation and related benefits	6,746	6,934
Facilities restructuring	1,394	112
Royalties payable	1,305	1,025
Other	4,470	4,545
	$17,446	$15,726

note 8 Income Taxes

Income (loss) before provision for (benefit from) income taxes is as follows *(in thousands)*:

	Years Ended June 30,		
	2001	2002	2003
Domestic income (loss)	$ 1,216	$(3,015)	$ 8,900
Foreign losses	(3,811)	(5,018)	(2,964)
	$(2,595)	$(8,033)	$ 5,936

The components of the provision for (benefit from) income taxes for the years ended June 30, 2001, 2002 and 2003 are as follows *(in thousands)*:

	Years Ended June 30,								
	2001			2002			2003		
	Current	Deferred	Total	Current	Deferred	Total	Current	Deferred	Total
Federal	$1,000	$(1,592)	$(592)	$(1,613)	$ (777)	$(2,390)	$(380)	$1,209	$829
State	219	(345)	(126)	(103)	(365)	(468)	23	517	540
Foreign	113	—	113	46	—	46	491	—	491
	$1,332	$(1,937)	$(605)	$(1,670)	$(1,142)	$(2,812)	$ 134	$1,726	$1,860

The following table reconciles the actual provision (benefit) for income taxes to the provision (benefit) for income taxes calculated at the Federal statutory corporate rate of 34% for the years ended June 30, 2001, 2002 and 2003 *(in thousands)*:

	Years Ended June 30,		
	2001	2002	2003
Expected federal statutory corporate rate	$ (882)	$(2,731)	$2,018
State income taxes, net of Federal benefit	(78)	(309)	356
Foreign taxes	113	46	491
Losses of international subsidiaries for which no benefit has been recognized	208	304	582
Research credit	—	(200)	(389)
Reversal of previously accrued taxes	—	—	(700)
Extraterritorial income exclusion	(112)	(126)	(212)
Other	146	204	(286)
Total income tax provision (benefit)	$ (605)	$(2,812)	$1,860
Pre-Tax Income (Loss)	$(2,595)	$(8,033)	$5,936
Effective Tax Rate	(23.3)%	(35.0)%	31.3%

In March of 2003, the Internal Revenue Service (IRS) closed its examination of the Company's tax return for the year ended June 30, 2000. As a result of the completion of the audit, the Company reversed previously accrued taxes, reducing the tax provision for the third quarter of fiscal 2003 by $700,000.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below *(in thousands)*:

	June 30,	
	2002	2003
Deferred tax assets:		
Accounts receivable, principally due to allowance for doubtful accounts	$ 571	$ 527
Domestic net operating loss carryforwards	253	1,611
Foreign net operating loss carryforwards	4,679	5,797
Depreciation and amortization	473	524
Restructuring charge	538	37
AMT tax credit	309	309
Research and development credit carryforwards	1,482	1,872
Capital loss carryforwards	1,077	1,077
Other	53	105
	9,435	11,859
Valuation allowance	(6,497)	(6,874)
Net deferred tax assets	2,938	4,985
Deferred tax liabilities:		
Software license installments	3,701	7,465
Other	52	61
Net deferred tax liability	$ 815	$ 2,541

The valuation allowance increased by $2.5 million for the year ended June 30, 2002 primarily due to the uncertainty regarding the realization of net operating losses incurred by certain international subsidiaries and limitations imposed by the tax laws on the Company's ability to realize the benefit of the capital loss carryforwards. The valuation allowance increased by $377,000 for the year ended June 30, 2003 primarily due to the uncertainty regarding the realization of net operating losses incurred by certain international subsidiaries offset by a reduction in valuation allowances related to research and development credit carryforwards. The Company will reduce the valuation allowance when it is concluded that it is more likely than not that these deferred tax assets will be realized.

As of June 30, 2003 the Company had net operating loss carryforwards, for federal income tax purposes, of approximately $4.2 million which expire, if unused, in the year 2023. The Company also has $17.2 million in foreign net operating loss carryforwards as of June 30, 2003. The carryforward period of these losses varies by jurisdictions; some begin to expire in fiscal 2004 and others extend indefinitely.

As of June 30, 2002 and 2003, the Company had capital loss carryforwards of approximately $2.8 million for each year. These capital loss carryforwards will expire, if unused, in fiscal 2006 and 2007, respectively.

note 9 Preferred Stock

The Company has authorized 1,000,000 shares of Preferred Stock with a par value of $.01. Before any shares are issued, the Board of Directors shall fix the specific provisions of the shares, including the designation of series, voting rights, dividend features, redemption and liquidation provision and other features. No shares were outstanding as of June 30, 2002 and 2003.

note 10 Treasury Stock

Since the inception of the Company's stock repurchase program in December 2000 through October 2001, Mobius repurchased the entire 1,250,000 shares of its common stock authorized under the program for an aggregate cost of approximately $3.9 million. The number of shares repurchased and timing of purchases were based on a variety of factors, including general market conditions and the market price and trading volume of Mobius's common stock.

note 11 Stock Option Plans

1996 Stock Incentive Plan

In November 1996, the Company adopted the 1996 Stock Incentive Plan (the "Plan") pursuant to which the Company's Board of Directors may grant stock options to officers, employees, directors and consultants. The Plan authorizes grants of options to purchase up to 4,902,400 shares of authorized but unissued common stock. Stock options are generally granted with an exercise price equal to the stock's fair market value at the date of grant as determined by the Company's Board of Directors. Stock options generally vest as to 20% of the shares subject thereto on the first anniversary of the date of grant and the remainder vest ratably over the subsequent 16 quarters.

Non-Employee Directors' 1998 Stock Option Plan

In February 1998, the Board of Directors and stockholders of the Company approved and adopted the Non-Employee Directors' 1998 Stock Option Plan (the "Directors' Plan"). The purpose of the Directors' Plan is to provide an incentive to the Company's non-employee directors to serve on the Board of Directors and to maintain and enhance the Company's long-term performance. The Directors' Plan provides for the issuance of a total of 500,000 authorized and unissued shares of common stock, treasury shares and/or shares acquired by the Company for purposes of the Directors' Plan.

The Directors' Plan provides for initial grants (i.e., upon adoption of the Directors' Plan or upon a non-employee director's initial election to the Board of Directors) of non-qualified stock options to purchase 10,000 shares of common stock. At each annual meeting thereafter, each non-employee director will receive an option to purchase 10,000 shares. Each option granted under the Directors' Plan will have a term of ten years and will become exercisable upon grant. The exercise price of each option granted under the Directors' Plan will equal the fair market value of a share of common stock on the date of grant.

Total stock option activity during the periods indicated was as follows:

	Number of Shares	Weighted Average Exercise Price
Balance at June 30, 2000	2,684,150	$6.19
Granted	826,750	3.04
Exercised	(24,650)	1.29
Forfeited	(416,100)	6.86
Expired	—	—
Balance at June 30, 2001	3,070,150	5.29
Granted	1,051,500	2.71
Exercised	(15,500)	1.25
Forfeited	(344,300)	8.48
Expired	—	—
Balance at June 30, 2002	3,761,850	4.30
Granted	740,475	2.32
Exercised	(152,225)	2.24
Forfeited	(272,050)	3.87
Expired	—	—
Balance at June 30, 2003	4,078,050	$4.04

The following table summarizes information about the stock option plans:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding as of June 30,2003	Weighted Average Contractual Life	Weighted Average Exercise Price	Number Exercisable as of June 30, 2003	Weighted Average Exercise Price
$1.25 - $1.25	557,000	3.35	$ 1.25	557,000	$ 1.25
$1.81 - $2.10	444,700	8.83	$ 1.92	57,475	$ 1.98
$2.15 - $2.41	411,825	9.27	$ 2.38	41,425	$ 2.32
$2.48 - $2.80	495,625	8.49	$ 2.74	153,750	$ 2.72
$2.81 - $2.98	104,100	9.59	$ 2.90	60,850	$ 2.89
$3.00 - $3.00	556,125	7.67	$ 3.00	216,250	$ 3.00
$3.10 - $4.25	412,675	6.97	$ 3.80	288,050	$ 3.79
$4.50 - $6.94	484,500	4.85	$ 6.07	434,225	$ 6.11
$7.00 - $11.00	562,500	4.95	$ 9.85	546,350	$ 9.91
$11.25 - $15.00	49,000	5.41	$11.89	48,250	$11.84
$1.25 - $15.00	4,078,050	6.71	$ 4.04	2,403,625	$ 4.94

As of June 30, 2003, there were 321,875 shares available for grant under the Plan and no shares available for grant under the Directors' Plan. As of June 30, 2002 and 2003, there were 2,055,428 and 2,403,625 options exercisable, respectively.

In January, February and March 1998 the Company granted 350,000, 370,000 and 53,000 stock options, respectively, under the 1996 Stock Incentive Plan at an exercise price of $9.86, $11.00 and $11.00 per share, respectively, which were deemed by the Board of Directors to be fair market values for the shares on these dates. The Company subsequently determined that these options were granted at exercise prices below the fair market value of $14.00 per share, the low end of the range of per share prices for the IPO in April 1998. As a result, the Company recognized compensation expense of $277,000, $125,000 and $43,000 for the years ended June 30, 2001, 2002 and 2003, respectively. Such compensation expense is included within sales and marketing of $193,000, $80,000 and 27,000, research and development of $67,000, $36,000 and 13,000 and general and administrative expenses of $17,000, $9,000 and $3,000 for the years ended June 30, 2001, 2002 and 2003, respectively. Since the Company has recognized the entire adjustment, there will be no additional stock compensation expense relating to these 1998 option grants.

The Black Scholes option pricing model has been used for grants subsequent to July 1, 1998. The per share weighted average fair value of stock options granted during the years ended June 30, 2001, 2002 and 2003 was $2.95, $2.60 and $1.51 on the date of grant, respectively. Grants during the years ended June 30, 2001, 2002 and 2003 assumed 343%, 116% and 110% of volatility, expected dividend yield of 0.0% and an expected life of 3.2 years, 3.2 years and 3.4 years, respectively. The assumed risk free interest rate on the date of grants was 5.0%, 4.1% and 2.8% in fiscal years 2001, 2002 and 2003, respectively.

note 12 1998 Employee Stock Purchase Plan

In February 1998, the Board of Directors and stockholders of the Company approved and adopted the 1998 Employee Stock Purchase Plan (the "ESPP"). The purpose of the ESPP is to provide eligible employees who wish to acquire common stock of the Company the opportunity to purchase shares from the Company with accumulated payroll deductions. The ESPP is intended to constitute an "employee stock purchase plan" under section 423 of the Internal Revenue Code. The ESPP provides for the issuance of an aggregate of up to 1,150,000 shares. During fiscal 2001, 2002 and 2003; 238,563, 84,573 and 158,978 shares were issued under the ESPP, respectively. As of June 30, 2003, 154,729 shares are reserved for issuance and there were 459,345 remaining shares available to purchase under this plan.

note 13 Employee Savings Plan and Executive Incentive Plan

In fiscal 1995, the Company established a savings plan that qualifies under Section 401(k) of the Internal Revenue Code. Under the plan, participating U.S. employees may defer up to 20% of their pre-tax compensation, but not more than Internal Revenue Code limitations. The Company, at the discretion of the Board of Directors, may match the employee contributions. No matching contributions were made in the years ended June 30, 2001, 2002 and 2003.

In February 1998, the Board of Directors and stockholders of the Company approved and adopted the Mobius Management Systems, Inc. Executive Incentive Plan (the "Incentive Plan"). The Incentive Plan is administered by the Compensation Committee of the Board. Participation in the Incentive Plan is limited to those executives and key employees who, in the judgment of the Compensation Committee, are in a position to have a significant impact on the performance of the Company.

Awards under the Incentive Plan are based upon the extent to which performance goals established by the Compensation Committee for a designated performance period are satisfied. The Incentive Plan also provides for grants of discretionary bonuses. For the years ended June 30, 2001, 2002 and 2003, no awards were made under the Incentive Plan.

note 14 Comprehensive Income (Loss)

Comprehensive income (loss) for the years ended June 30, 2001, 2002 and 2003 is as follows:

	Year ended June 30,		
	2001	2002	2003
Net income (loss)	$(1,990)	$(5,221)	$4,076
Unrealized marketable securities gain (loss)	43	94	(99)
Unrealized translation gain (loss)	(608)	710	391
Comprehensive income (loss), net of tax	$(2,555)	$(4,417)	$4,368

note 15 Related Party Transactions

Since 1981 the Company has engaged, and plans to continue to engage, the Kramer Levin law firm to provide the Company with legal counsel. Mr. Kopelman, a member of Mobius's Board of Directors, is a partner of Kramer Levin Naftalis & Frankel LLP. Fees paid to Kramer Levin during the years ended June 30, 2001, 2002 and 2003 were approximately $456,000, $635,000 and $787,000, respectively.

note 16 Lease Commitments

The Company has operating leases for its office facilities, which expire on various dates through fiscal 2010 and provide for escalation and additional payments relating to operating expenses.

The following is a schedule of future minimum lease payments for operating leases as of June 30, 2003 *(in thousands)*:

Year Ended:	Operating Leases
June 30, 2004	$ 2,523
June 30, 2005	2,187
June 30, 2006	2,005
June 30, 2007	1,632
June 30, 2008	1,503
Thereafter	3,107
Total minimum lease payments	$12,957

Rental expense for all operating leases was approximately $3.5 million, $3.5 million and $2.8 million for the years ended June 30, 2001, 2002 and 2003, respectively.

In compliance with the lease of the corporate headquarters in Rye, NY, the landlord holds a letter of credit issued by Silicon Valley Bank for $275,000. This letter of credit is secured by a certificate of deposit, which is included in other assets.

note 17 Segment and Geographic Information

The Company operates in one principal business segment across domestic and international markets. No foreign country accounted for more than 10% of revenue or 10% of identifiable assets in any of the periods presented.

	United States	International *(a)*	Eliminations	Total
Year Ended June 30, 2001:				
Revenue:				
From external customers *(b)*	$61,415	$12,797	$ —	$74,212
Between geographic areas *(c)*	3,133	—	(3,133)	—
Total revenue	$64,548	$12,797	$(3,133)	$74,212
Long-lived assets	$14,589	$ 1,846	$ —	$16,435
Year Ended June 30, 2002:				
Revenue:				
From external customers *(b)*	$57,474	$10,439	$ —	$67,913
Between geographic areas *(c)*	2,848	—	(2,848)	—
Total revenue	$60,322	$10,439	$(2,848)	$67,913
Long-lived assets	$10,416	$ 1,575	$ —	$11,991
Year Ended June 30, 2003:				
Revenue:				
From external customers *(b)*	$70,689	$11,967	$ —	$82,656
Between geographic areas *(c)*	3,323	—	(3,323)	—
Total revenue	$74,012	$11,967	$(3,323)	$82,656
Long-lived assets	$20,202	$ 2,035	$ —	$22,237

(a) The Company operates wholly-owned subsidiaries in the United Kingdom, Canada, France, Germany, Italy, Sweden, Switzerland, Australia, Japan and the Benelux. Includes international agent sales.

(b) Includes royalties paid to the Company and to its subsidiaries by agents. Royalties from agents are a percentage of the license and maintenance fees paid by customers to such agents.

(c) Represents royalties from international subsidiaries. Royalties from international subsidiaries are a percentage of the license and maintenance fees paid by customers to such international subsidiaries.

note 18 Sale of INFOPAC-TapeSaver

In January 1999, the Company sold the INFOPAC-TapeSaver product to a third party for approximately $3.0 million payable over a five-year period. For the year ended June 30, 2001, the Company recognized $450,000 of TapeSaver license revenue. As the buyer has been delinquent on these payments since June 2001, no license revenue relating to this transaction was recognized in fiscal 2002 and 2003.

Mobius commenced arbitration proceedings against the buyer to enforce the payment terms in the sales agreement. On March 26, 2002, the arbitrator issued an award in Mobius's favor against the buyer and its president in the amount of $381,750, which represented the amount past due under such agreement. The arbitrator also directed the buyer and its president to pay Mobius $37,500 per month from March 31, 2002 through December 31, 2003 and to pay Mobius's share of the arbitration expenses. In April 2002, Mobius commenced an action against the buyer and its president in the United States District Court for the Southern District of New York to confirm the arbitration award. The Court entered an order confirming the award on September 23, 2002. The Company has docketed the judgment in California and is currently pursuing actions to enforce the judgment. To date, the Company has not recorded any amounts due in connection with the arbitration. As a result of the uncertainty of collection, any amounts ultimately recorded will be accounted for on the cash basis.

note 19 Facilities Restructuring

In connection with management's plan to reduce costs and improve operating efficiencies, the Company recorded a facilities restructuring charge of $1.4 million in fiscal 2002. The charge reflected estimated future lease obligations, net of estimated sublease income, for office space the Company will no longer utilize. The Company worked with an external real estate consultant to determine the best estimate for the accrual. During fiscal 2003, the Company entered into an agreement with the landlord and the over-tenant which released Mobius from all of its ongoing obligations under the original terms of the lease effective as of February 15, 2003. Accordingly, the Company recorded additional expenses of $78,000 associated with this new agreement.

The Company recorded a facilities restructuring charge of $116,000 in fiscal 2003, representing the estimated future lease obligations for office space that the Company was subleasing to a third party. The third party abandoned the space during fiscal 2003 and the Company believes that it is highly unlikely that it will be able to sublease this space for the remainder of the lease term.

The balance of the facilities restructuring accrual and the transactions for the fiscal year ended June 30, 2003 are as follows *(in thousands)*:

	June 30, 2002	Additions Charged to Expense	Cash Payments	June 30, 2003
Rent and related facilities expenses	$ 1,066	$ 194	$1,148*	$112
Other	328	—	328	—
	$ 1,394	$ 194	$1,476	$112

* Includes a cash payment of $647,000 in connection with the release described above.

note 20 Cytura Asset Acquisition

On October 11, 2002 (the "Closing Date"), the Company, through a wholly-owned subsidiary, acquired technology (the "Contenuity Software") and certain other assets of Cytura Corp. ("Cytura"), a privately held company, for an aggregate of approximately $2.2 million in cash, which was paid from the Company's existing cash balances. In addition, the Company assumed capital lease obligations of $36,000 and incurred acquisition-related expenses of $250,000, for an aggregate purchase price of approximately $2.5 million. The Company is obligated to pay Cytura up to an additional $800,000 within 60 days of the first anniversary of the transaction if the average closing price of the common stock of Mobius equals or exceeds a specified amount during any 30-day period in the thirteen months following the Closing Date. During the fourth quarter of fiscal 2003, the average closing price of the Company's common stock for a 30-day period exceeded specified amounts set forth in the agreement. As a result, Mobius will be required to make an additional payment of $800,000 to Cytura in accordance with the terms of the agreement. During the fourth quarter of fiscal 2003, the Company recorded goodwill and a payable to Cytura of $800,000 reflecting the requirement to pay this amount.

The purchase price for the Contenuity Software and the other Cytura assets, adjusted for the additional payment of $800,000, has been allocated to assets acquired and liabilities assumed based on their fair values at the Closing Date, as follows *(in thousands):*

Property and equipment	$ 249
Other current assets	27
Other non-current assets	2,136
Acquired in-process research and development	910
Purchase price	$ 3,322

Other non-current assets consist of completed technology of $900,000 and goodwill of $1,236,000. Property and equipment is being amortized on a comparable basis for similar property and equipment. Completed technology is being amortized on a straight-line basis over the estimated useful life of 3.75 years. Accordingly, during fiscal 2003, the Company had amortized $180,000 of the completed technology, and will amortize $240,000 in each of the fiscal years 2004, 2005 and 2006. The Company utilized the discounted net cash flow method to value the acquired in-process research and development which had not reached the working model stage and had no alternative future use. Accordingly, an operating expense of $910,000 was taken in fiscal 2003.

The following table reflects the unaudited pro forma combined results of operation of the Company and Cytura on the basis that the Cytura acquisition had taken place at the beginning of the fiscal year for both periods presented *(in thousands):*

	Year ended June 30,	
	2002	2003
Revenues	$69,191	$82,950
Net income (loss)	$ (8,578)	$ 3,705
Basic earnings (loss) per share	$ (0.49)	$ 0.21
Diluted earnings (loss) per share	$ (0.49)	$ 0.20

Corporate Headquarters
Mobius Management Systems, Inc.
120 Old Post Road
Rye, New York 10580
914.921.7200

Annual Meeting
The annual meeting of shareholders will be held December 16, 2003 at 10 a.m. at Mobius Management Systems, Inc., 120 Old Post Road, Rye, New York 10580.

Transfer Agent and Registrar
American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005
212.936.5100

Auditors
PricewaterhouseCoopers LLP
Stamford, Connecticut

General Counsel
Kramer Levin Naftalis & Frankel LLP
New York, New York

Investor Relations Counsel
Makovsky & Company
New York, New York

Form 10-K Report
Our annual report to the Securities and Exchange Commission (Form 10-K) can be obtained free of charge by addressing a request to David Gordon, Vice President, Finance and Treasurer, at the Company's corporate headquarters.

Stock Market and Dividend Information
Mobius's common stock has been quoted on the NASDAQ National Market under the symbol of MOBI since its initial public offering on April 27, 1998. According to records of Mobius's transfer agent, Mobius had approximately 52 stockholders of record as of August 20, 2003. Because many of such shares are held by brokers and other institutions on behalf of stockholders, Mobius is unable to estimate the total number of stockholders represented by the record holders. The following table sets forth the high and low sales prices of Mobius's common stock on the NASDAQ National Market for the periods indicated.

Quarter ended:	High	Low
September 30, 2001	$3.25	$1.78
December 31, 2001	$4.04	$2.00
March 31, 2002	$3.56	$2.15
June 30, 2002	$3.32	$2.00
September 30, 2002	$3.25	$1.88
December 31, 2002	$2.45	$1.70
March 31, 2003	$3.30	$2.30
June 30, 2003	$9.95	$2.89

Mobius has never paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future. Mobius currently intends to retain future earnings to fund the development and growth of its business. Payment of future dividends, if any, will be at the discretion of its Board of Directors after taking into account various factors, including Mobius's financial condition, operating results, current and anticipated cash needs and plans for expansion.

Design: Mobius Management Systems, Inc.
Printing: The RTO Group, Lithographics, Inc.
Corporate headquarters photograph: Jeff Weir Photography


MOBIUS

MOBIUS MANAGEMENT SYSTEMS, INC.
120 OLD POST ROAD
RYE, NEW YORK 10580
☎ 914.921.7200
914.921.1360
WWW.MOBIUS.COM

